PE
12-31-01

RECD S.E.C.
MAY 1 6 2002
1086

02036110

BNCCORP, Inc.

The Art of

ANNUAL REPORT 2001



PROCESSED
MAY 2 0 2002
THOMSON
FINANCIAL

Table of Contents

Corporate Profile

BNCCORP, Inc. (NASDAQ: BNCC) is a bank holding company dedicated to providing a broad range of financial products and superior customer service to businesses and consumers in its local communities. The company operates in Minnesota, North Dakota and Arizona through its subsidiaries BNC National Bank, BNC Insurance, Inc., Milne Scali & Company and BNC Asset Management, Inc. – with a total of 21 offices. As of December 31, 2001, BNCCORP's total assets were $585 million.

Mission

The Company's mission is to provide individualized financial solutions that will assist our customers in achieving their goals.

Operating Strategy

BNCCORP's operating strategy is to provide relationship-based commercial banking services to small to mid-sized businesses, business owners and professionals in its primary market areas. The company's goal is to become a one-stop financial services provider offering traditional bank products and services, brokerage, asset management, trust, insurance, tax planning and preparation and employee benefit plan design and administration. The other key elements of BNCCORP's operating strategy are:

- Emphasize individualized, high-level customer service.
- Encourage an entrepreneurial attitude among the employees who provide products and services.
- Maintain high asset quality by implementing strong loan policies and continuously monitoring loans and the loan review process.
- Centralize administrative and support functions.

Financial Highlights


NASDAQ BNCC
BNCCORP, Inc.

BNCCORP, INC. AND SUBSIDIARIES

FINANCIAL HIGHLIGHTS

(Dollars in thousands, except per share data)

	2001(1)	2000(1)	1999(1)	1998(1)	1997(1)
Operating Results:					
Net interest income	$ 15,657	$ 13,646	$ 12,357	$ 12,649	$ 12,100
Provision for credit losses	1,699	1,202	1,138	1,201	2,518
Noninterest income	8,975	7,773	6,068	4,843	3,928
Noninterest expense	20,833	17,430	18,215	13,379	11,256
Net income	1,492	1,881	(529)	1,882	1,299
Period-End Balances:					
Total assets	585,057	570,016	456,877	372,240	345,630
Loans	320,791	268,925	262,051	247,181	220,149
Deposits	407,969	362,464	324,711	284,499	262,824
Stockholders' equity	30,679	29,457	23,149	25,255	23,148
Financial Ratios:					
Return on average total assets	0.22%	0.35%	(.13)%	.54%	.42%
Return on average stockholders' equity	4.04	7.68	(2.13)	8.48	6.16
Net interest margin	2.95	2.72	3.41	3.88	4.27
Efficiency ratio	84.57	81.37	98.86	76.49	70.23
Average stockholders' equity to average total assets	5.42	4.56	6.32	6.33	6.89
Per Share of Common Stock:					
Earnings, basic	$ 0.62	$ 0.78	$ (0.22)	$ 0.79	$ 0.54
Earnings, diluted	0.62	0.78	(0.22)	0.75	0.54
Book value	12.79	12.30	9.65	10.57	9.64

(1) From continuing operations.


BNCCORP, Inc.
NASDAQ: BNCC
The Art of Financial Success


BNCCORP, Inc. 01

TOTAL ASSETS In thousands


600,000
500,000
400,000
300,000
97
98
99
00
01
$345,630
$372,240
$456,877
$570,016
$585,057

NET INTEREST INCOME In thousands


16,000
15,000
14,000
13,000
12,000
97
98
99
00
01
$12,100
$12,649
$12,357
$13,646
$15,657

NONINTEREST INCOME In thousands


9,000
8,000
7,000
6,000
5,000
4,000
98
99
00
01
$3,928
$4,843
$6,068
$7,773
$8,975



To Our Stockholders, Customers, Employees and Friends:

The past year was a time when our nation's economic well-being and sense of security confronted significant challenges. As a result, more than ever, Americans looked for signs of reassurance that trusted government and business institutions could and would continue to deliver on their commitments. We are pleased to report that BNCCORP, Inc. performed well in this difficult environment – producing solid earnings for shareholders, providing quality service for customers, and remaining a supportive member of our communities.

Financial Performance

Your Company's financial performance for 2001 reflected the well-defined operating strategies that we have pursued consistently in recent years: building diverse sources of revenue, managing the balance sheet to optimize profitability, investing in new engines of growth, and maintaining close scrutiny of credit quality.

BNCCORP reported income from continuing operations of nearly $1.5 million for 2001, or $0.62 per share on a diluted basis. This compares with income from continuing operations for 2000 of approximately $1.9 million, or $0.78 per share. The results for 2001 reflected double-digit growth in both net interest income and noninterest income, but also higher noninterest expense due to the establishment of our Tempe, Arizona operations and the issuance of trust preferred securities. Final net income for 2001 was $1.2 million, or $0.51 per share on a diluted basis, after an extraordinary loss on early extinguishment of debt of $134,000 ($0.06 per share); and a charge for the cumulative effect of a change in accounting principle of $113,000 ($0.05 per share). For 2000, net income was nearly $2.3 million, or $0.96 per share, although this reflected a gain on disposal of an asset-based lending subsidiary of $159,000, or $0.07 per share; and a gain on early extinguishment of debt of $257,000, or $0.11 per share (both amounts after tax).

Diverse Revenue Streams, Investment in Growth

As we noted earlier, BNCCORP's results for 2001 reflected our strategic diversification of revenue sources and active asset-liability management. Net interest income increased 15% to $15.7 million, as we continued to shift our asset mix from investment securities to loans while growing the deposit base. Gains generated through management of the securities portfolio were reflected in noninterest income, which rose 15% to $9.0 million. Other noninterest income items, including loan fees, insurance commissions, and income from brokerage, trust and financial services, held relatively stable year-to-year.

Noninterest expense was $20.8 million for 2001, a 20% increase from the previous year, again reflecting our Arizona initiative and expenses related to trust preferred securities. In particular, we view the cost of operations such as our Arizona bank as an important investment in growth. Unlike many companies, BNCCORP has typically expanded by establishing wholly new operations, rather than making acquisitions. Thus, we record the investment needed to operate in new markets as an expense, whereas companies that depend on acquisitions for growth are able to recognize much of their "entry cost" as goodwill.

The benefits of our investment in building new markets were evident in our strong loan and deposit growth in the past year. Total loans rose 19% during the last 12 months, reaching $320.8 million at December 31, 2001. Total deposits were up 13% over the 2000 level, to $408.0 million at 2001 year-end. Significantly, some 90% of the new loan volume and 19% of the deposit increase were generated by BNCCORP's new Arizona operations.

Sound Asset Quality, Strong Capital Base

Responding to the weakness felt by many sectors of the nation's economy, BNCCORP continued to focus on maintaining credit quality. The provision for credit losses was increased to $1.7 million in 2001, from $1.2 million for the prior year. The allowance for credit losses as a percentage of total loans was 1.35% at the end of 2001, increasing slightly from 1.33% a year ago. The ratio of nonperforming assets to total assets was 0.76% at December 31, 2001, compared with 0.12% at the end of 2000. The ratio of allowance for credit losses to total nonperforming loans was 98.83% at the end of 2001, compared with 618.62% a year earlier.

The Tier 1 risk-based capital ratio at the end of 2001 was 8.89%. Total stockholders' equity for BNCCORP was approximately $30.7 million at December 31, 2001, making book value per common share $12.79. Stockholders' equity at the end of last year included net unrealized securities gains of nearly $2.7 million, equivalent to $1.10 per share.

New Market Opportunity, Merger of Banks

Our newly chartered BNC National Bank of Arizona opened in July 2001, with offices in downtown Tempe and a branch in Phoenix. Earlier in the year, we established a loan and deposit production office in the Tempe market. This initiative reflects the Company's successful strategy of building asset- and fee-generation capabilities by identifying and investing in growing markets that may not be adequately served by larger banking institutions. BNC National Bank was merged with BNC National Bank of Arizona in April, 2002 combining all of BNCCORP's banking subsidiaries under a single national bank charter. The resulting entity is known as BNC National Bank in all markets served.

Early in 2002, the Company further expanded operations in the Arizona market and greatly enhanced its insurance capabilities by acquiring Milne Scali & Company. With three offices and gross commission revenue of approximately $10 million in 2001, Milne Scali is one of the largest independent insurance agencies in the Phoenix area. The firm has a strong management team and a focus on commercial insurance that will be a perfect compliment to BNCCORP's existing services for business customers.

Looking Ahead

While it is difficult to predict which direction the U.S. economy may take during the balance of 2002, we are confident that BNCCORP has in place many of the elements needed for consistent, solid financial performance. We have a revenue base derived from multiple sources, a presence in several attractive markets with complementary growth cycles; and a proven ability to effectively manage our balance sheet and credit quality. Perhaps most important, at a time when all Americans are reminded of the value of family and community, we have a well-defined focus on serving the financial needs of our neighbors. We look forward to reporting to you on our progress in the year ahead.

TRACY SCOTT
Chairman of the Board

GREGORY K. CLEVELAND
President and Chief Executive Officer

Diversifying Services

Delivering Results

Offering a wide array of financial products and services has long been a cornerstone of BNCCORP's business strategy. The Company provides retail and corporate customers with traditional banking services, as well as a diverse portfolio of other financial resources such as insurance, asset management, securities brokerage, tax planning and preparation, trust and estate planning, and employee benefit management – to name but a few examples. This breadth of offerings not only benefits *customers* by addressing the full range of their financial needs, but also creates value for BNCCORP *stockholders* in the form of a more diversified revenue base. Our traditional and non-traditional financial services are briefly described here.









Business and Consumer Banking

The Company's banking subsidiary, BNC National Bank, operates a total of 18 offices serving primarily the Bismarck/Mandan/Fargo (North Dakota), Minneapolis/St. Paul (Minnesota), and Tempe/Phoenix/Mesa (Arizona) markets. In a period marked by consolidations that have created vast national and global financial institutions, our Bank's philosophy has been to offer attentive, personalized service to community residents and smaller businesses whose financial needs may be inadequately served by the industry giants.

Business banking is a recognized specialty of our Bank. We provide business financing and commercial mortgage services to help local enterprises grow and thrive. Deposit, checking, cash management, merchant programs and corporate credit cards – among many other offerings – allow business owners to optimally manage their financial resources. Through its bank subsidiary, discussed later in this section, BNCCORP can also offer business customers assistance with their payroll, employee benefit and retirement programs, tax management and insurance needs.

Personal, or consumer, banking at BNCCORP entails offering a wide range of quality financial products – to be sure – but it also is distinguished by friendly, responsive and individualized customer service. Our Bank provides competitive traditional products, such as deposit and personal checking accounts, mortgage and consumer loans, and trust and retirement accounts. Particularly popular offerings have been our "WealthBuilder" family of variable-rate NOW and money market deposit products, as well as our CashBack Debit card. Also, recognizing the desires of today's consumers for convenient access to their accounts, we provide services such as "WealthManager" online banking and "Bankline" telephone banking.

The strong customer acceptance of our approach to banking is evident from the 19% increase in loans and leases, to $320.8 million, and 13% rise in deposits, to $408.0 million, during 2001.

An important aspect of BNCCORP's approach has been our active involvement in the communities in which our Bank is located. We strive to be good neighbors as well as good business men and women – contributing financial, in-kind and/or volunteer support to local education, arts, recreation, health care and social service organizations in all of the areas we serve.

Brokerage and Asset Management

A comprehensive selection of brokerage services is available through BNC Asset Management, Inc. (a subsidiary of BNC National Bank), in affiliation with the LM Financial Partners, Inc. unit of the well-regarded Legg Mason investment firm. Our customers may purchase mutual funds or annuities, trade stocks and bonds and perform most other financial transactions via this convenient arrangement. The Company also offers a proprietary investment vehicle, BNC U.S. Opportunities Fund, LLC.

Understanding that reliable financial advice is the first step in sound investment decision-making, advisors based in a number of our offices work with consumers and businesses to develop and execute investment strategies that are tailored to meet each customer's specified financial goals and risk tolerances. Brokerage services also benefit BNCCORP's fiscal performance, generating income of more than $1.4 million in 2001.



Diversifying Services

Delivering Results

Insurance

BNC National Bank's wholly owned subsidiary, BNC Insurance, Inc., is an independent agent representing many of the nation's preeminent insurance carriers. Our insurance agents are committed to a high level of service, and not only help customers select the most appropriate coverage, but also assist with loss control planning and facilitate claims processing. As a contributor to the Company's diverse revenue stream, insurance commissions amounted to nearly $1.9 million during the past year.

Personal insurance products include homeowners, auto/boat/snowmobile, universal and mortgage life and umbrella coverage. A selection of life/health/annuity products and bonds also are available from BNC Insurance. Businesses have access to commercial property, general liability, workers' compensation, business auto and excess liability coverage. Specialized coverage includes farm/crop insurance and commercial trucking insurance.

Our BNC Insurance subsidiary should grow its services and operations dramatically as a result of the acquisition of Phoenix-based Milne Scali & Company, which was completed early in 2002. One of the largest independent insurance agencies in its market, Milne Scali specializes in commercial insurance, thereby supporting our focus on the business customer.

Financial Services

BNC Financial Services was formed to deliver a vast selection of financial offerings to our customers. Focused primarily on the needs of small businesses and their owners and employees, this division of BNC National Bank can supply business and financial planning, tax strategies and preparation, or agency relationships. Payroll or accounting services on an outsourced basis, employee benefit programs, and retirement plans and ESOP planning are also available. Because many small business owners are concerned about preserving the value of their enterprises for future generations, BNC Financial Services provides trust and estate planning, as well. Contributing to BNCCORP's overall financial performance, trust and financial services income for 2001 was approximately $899,000.

"One-Stop" Strategy

By drawing upon the resources of our Bank and branches in North Dakota, Minnesota or Arizona, as well as our BNC Asset Management, BNC Insurance and BNC Financial Services units, customers have an unparalleled selection of tools to help manage their personal, family or business finances. "One-stop" is practically all that is needed for access to deposit accounts, commercial or mortgage loans, investments, insurance policies, tax planning or business management services.

What is more important, however, is that BNCCORP's operations are guided by professionals who are close to – and care about – their communities. This local relationship-oriented approach is not only an important differentiator of our service, but also a strong competitive advantage in the marketplace, and a key component of our strategy to deliver shareholder value over the long term.

1987 - BNCCORP, Acquired
1990 - BNC Bank established in Bis
1995 - Seven ND bank branches acquired
1996 - establishes de novo bank in Minn
1997 - Lips & '


BNCCORP

TimeLine of Growth

1987 BNCCORP, Inc. founded to provide local, relationship-focused banking and financial services. Acquired The First National Bank of Linton, Linton, ND.

1990 BNC National Bank established in Bismarck, ND.

1995 Seven North Dakota bank branches acquired from First Bank, fsb.

1996 BNCCORP establishes *de novo* bank in Minnesota.

1997 BNC National Bank launches Trust & Financial Services division in ND. Bank also acquires Lips & Lahr Insurance Agency and changes the agency's name to BNC Insurance, Inc.

1999 BNC Asset Management, Inc. created, affiliation established with LM Financial Partners, Inc. to offer brokerage services. BNC National Bank establishes branch in Fargo, ND.

2001 Tempe, Arizona loan and deposit production office opened and BNC National Bank of Arizona established.

2002 Insurance subsidiary expanded significantly with acquisition of Milne Scali & Company, a leading Phoenix-based independent insurance agency.

To the Stockholders of BNCCORP, Inc.:

BNCCORP, Inc. is responsible for the preparation of the financial statements and all other information contained in this annual report. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States and necessarily include amounts based on judgments and estimates made by management. All financial information in this annual report is consistent with the financial statements.

BNCCORP recognizes the importance of maintaining the highest possible standards of conduct, including the preparation and dissemination of statements fairly presenting BNCCORP's financial condition. BNCCORP maintains a system of internal accounting controls designed to provide reasonable assurance at reasonable costs that assets are safeguarded and that transactions are executed in accordance with management's authorization and are properly recorded, and that accounting records may be relied upon for the preparation of financial statements and other financial information. Internal and external audit personnel test and evaluate the internal control system as they deem necessary to issue their reports and opinions.

Arthur Andersen LLP, the Company's independent auditor, was engaged to audit our financial statements. Arthur Andersen LLP maintained an understanding of our internal controls and conducted such tests and other auditing procedures considered necessary in the circumstances to express their opinion on the financial statements.

The Board of Directors, acting through the Audit Committee composed of non-employee directors, meets periodically with management, the Company's internal auditors and the independent auditors to review their work and confirm that they are properly discharging their responsibilities. In addition, the independent auditors and the internal auditors have full and free access to the Audit Committee, with and without management present, to discuss the results of their work and observations on the adequacy of internal financial controls, the quality of financial reporting and other relevant matters.

Tracy Scott	Gregory K. Cleveland	Brenda L. Rebel
Chairman of the Board	President & Chief Executive Officer	Chief Financial Officer







Report of Independent Public Accountants

To BNCCORP, Inc.:

We have audited the accompanying consolidated balance sheets of BNCCORP, Inc. (a Delaware corporation) and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, comprehensive income (loss), stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of BNCCORP's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BNCCORP, Inc. and Subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

As explained in Note 1 to the consolidated financial statements, effective January 1, 2001, the Company adopted the provisions of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities."


The Art of Financial

Arthur Andersen LLP
Minneapolis, Minnesota,
February 4, 2002



BNCCORP, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

As of December 31

(In thousands, except share and per share data)

ASSETS

	2001	2000
CASH AND DUE FROM BANKS	$ 16,346	$ 14,988
INTEREST-BEARING DEPOSITS WITH BANKS	126	595
FEDERAL FUNDS SOLD	7,500	—
Cash and cash equivalents	23,972	15,583
INVESTMENT SECURITIES AVAILABLE FOR SALE	219,181	263,185
LOANS AND LEASES, net of unearned income	320,791	268,925
ALLOWANCE FOR CREDIT LOSSES	(4,325)	(3,588)
Net loans and leases	316,466	265,337
PREMISES, LEASEHOLD IMPROVEMENTS AND EQUIPMENT, net	15,403	14,873
INTEREST RECEIVABLE	3,008	3,854
OTHER ASSETS	4,856	4,465
DEFERRED CHARGES AND INTANGIBLE ASSETS, net	2,171	2,719
	$ 585,057	$ 570,016

LIABILITIES AND STOCKHOLDERS' EQUITY

	2001	2000
DEPOSITS:		
Noninterest-bearing	$ 43,055	$ 31,459
Interest-bearing -		
Savings, NOW and money market	170,653	169,425
Time deposits $100,000 and over	83,809	61,720
Other time deposits	110,452	99,860
Total deposits	407,969	362,464
NOTES PAYABLE	117,973	163,070
OTHER LIABILITIES	6,192	7,419
Total liabilities	532,134	532,953
COMMITMENTS AND CONTINGENCIES (Notes 14 and 20)		
GUARANTEED PREFERRED BENEFICIAL INTERESTS IN COMPANY'S SUBORDINATED DEBENTURES	22,244	7,606
STOCKHOLDERS' EQUITY:		
Preferred stock, $.01 par value, 2,000,000 shares authorized; no shares issued or outstanding	—	—
Common stock, $.01 par value, 10,000,000 shares authorized; 2,399,170 and 2,395,030 shares issued and outstanding (excluding 42,880 shares held in treasury)	24	24
Capital surplus	14,084	14,050
Retained earnings	15,435	14,190
Treasury stock (42,880 shares)	(513)	(513)
Accumulated other comprehensive income, net of income taxes	1,649	1,706
Total stockholders' equity	30,679	29,457
	$ 585,057	$ 570,016

The accompanying notes are an integral part of these consolidated balance sheets.

BNCCORP, INC. AND SUBSIDIARIES
Consolidated Statements of Income
For the Years Ended December 31
(In thousands, except per share data)

	2001	2000	1999
INTEREST INCOME:			
Interest and fees on loans	$ 25,606	$ 24,527	$ 22,083
Interest and dividends on investment securities -			
Taxable	12,354	15,420	6,090
Tax-exempt	829	940	386
Dividends	362	634	263
Other	50	242	109
Total interest income	39,201	41,763	28,931
INTEREST EXPENSE:			
Interest on deposits	15,141	16,866	12,537
Interest on short-term borrowings	7,626	9,999	3,303
Interest on long-term borrowings	777	1,252	734
Total interest expense	23,544	28,117	16,574
Net interest income	15,657	13,646	12,357
PROVISION FOR CREDIT LOSSES	1,699	1,202	1,138
NET INTEREST INCOME AFTER PROVISION FOR CREDIT LOSSES	13,958	12,444	11,219
NONINTEREST INCOME:			
Fees on loans	2,063	1,941	1,435
Insurance commissions	1,891	2,003	2,045
Brokerage income	1,407	1,466	797
Net gain on sales of securities	1,396	276	198
Trust and financial services	899	1,064	589
Service charges	689	604	536
Rental income	133	56	121
Other	497	363	347
Total noninterest income	8,975	7,773	6,068
NONINTEREST EXPENSE:			
Salaries and employee benefits	10,355	8,891	8,854
Occupancy	1,925	1,360	1,248
Depreciation and amortization	1,846	1,659	1,586
Minority interest in income of subsidiaries	1,377	399	—
Professional services	1,349	1,290	1,214
Office supplies, telephone and postage	1,001	940	941
Marketing and promotion	877	597	621
FDIC and other assessments	193	200	191
Repossessed and impaired asset expenses/write-offs	141	470	2,271
Other	1,769	1,624	1,289
Total noninterest expense	20,833	17,430	18,215
Income (loss) before income taxes	2,100	2,787	(928)
Provision for (benefit from) income taxes	608	906	(399)
Income (loss) from continuing operations	1,492	1,881	(529)

The accompanying notes are an integral part of these consolidated financial statements.

BNCCORP, INC. AND SUBSIDIARIES

Consolidated Statements of Income, continued

For the Years Ended December 31
(In thousands, except per share data)

	2001	2000	1999
Discontinued Operation:			
Income from operations of discontinued asset-based lending subsidiary, net of income taxes of $292	$ —	$ —	$ 429
Gain on disposal of asset-based lending subsidiary, net of income taxes of $82 and $268	—	159	438
Income before extraordinary item and cumulative effect of change in accounting principles	1,492	2,040	338
Extraordinary item - gain (loss) on early extinguishment of debt, net of income taxes of $(70) and $132	(134)	257	—
Cumulative effect of change in accounting principles, net of income taxes of $(66) and $(56)	(113)	—	(96)
NET INCOME	$ 1,245	$ 2,297	$ 242
BASIC EARNINGS PER COMMON SHARE:			
Income (loss) from continuing operations	$ 0.62	$ 0.78	$ (0.22)
Income from operations of discontinued asset-based lending subsidiary, net of income taxes	—	—	0.18
Gain on disposal of asset-based lending subsidiary, net of income taxes	—	0.07	0.18
Extraordinary item - gain (loss) on early extinguishment of debt, net of income taxes	(0.05)	0.11	—
Cumulative effect of change in accounting principles, net of income taxes	(0.05)	—	(0.04)
Earnings per share, basic	$ 0.52	$ 0.96	$ 0.10
DILUTED EARNINGS PER COMMON SHARE:			
Income (loss) from continuing operations	$ 0.62	$ 0.78	$ (0.22)
Income from operations of discontinued asset-based lending subsidiary, net of income taxes	—	—	0.18
Gain on disposal of asset-based lending subsidiary, net of income taxes	—	0.07	0.18
Extraordinary item - gain (loss) on early extinguishment of debt, net of income taxes	(0.06)	0.11	—
Cumulative effect of change in accounting principles, net of income taxes	(0.05)	—	(0.04)
Earnings per share, diluted	$ 0.51	$ 0.96	$ 0.10

The accompanying notes are an integral part of these consolidated financial statements.

BNCCORP, INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss)

For the Years Ended December 31
(In thousands)

	2001	2000	1999
NET INCOME	$ 1,245	$ 2,297	$ 242
OTHER COMPREHENSIVE INCOME -			
Unrealized gains (losses) on securities:			
Unrealized holding gains (losses) arising during the period, net of income taxes of $283, $2,022, and $1,377	885	4,123	(2,252)
Less: reclassification adjustment for gains included in net income, net of income taxes	(942)	(186)	(121)
OTHER COMPREHENSIVE INCOME (LOSS)	(57)	3,937	(2,373)
COMPREHENSIVE INCOME (LOSS)	$ 1,188	$ 6,234	$ (2,131)

The accompanying notes are an integral part of these consolidated financial statements.

BNCCORP, INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity

(In thousands, except share data)

	Common Stock Shares	Common Stock Amount	Capital Surplus	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total
BALANCE, December 31, 1998	2,433,064	$ 24	$ 13,951	$ 11,651	$ (513)	$ 142	$ 25,255
Net income	—	—	—	242	—	—	242
Change in unrealized holding gains on securities available for sale, net of income taxes and reclassification adjustment	—	—	—	—	—	(2,373)	(2,373)
Other	9,796	—	25	—	—	—	25
BALANCE, December 31, 1999	2,442,860	24	13,976	11,893	(513)	(2,231)	23,149
Net income	—	—	—	2,297	—	—	2,297
Change in unrealized holding losses on securities available for sale, net of income taxes and reclassification adjustment	—	—	—	—	—	3,937	3,937
Other	(4,950)	—	74	—	—	—	74
BALANCE, December 31, 2000	2,437,910	24	14,050	14,190	(513)	1,706	29,457
Net income	—	—	—	1,245	—	—	1,245
Change in unrealized holding gains on securities available for sale, net of income taxes and reclassification adjustment	—	—	—	—	—	(57)	(57)
Other	4,140	—	34	—	—	—	34
BALANCE, December 31, 2001	2,442,050	$ 24	$ 14,084	$ 15,435	$ (513)	$ 1,649	$ 30,679

The accompanying notes are an integral part of these consolidated financial statements.

BNCCORP, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
For the Years Ended December 31
(In thousands)

	2001	2000	1999
OPERATING ACTIVITIES:			
Net income	$ 1,245	$ 2,297	$ 242
Adjustments to reconcile net income to net cash provided by operating activities -			
Provision for credit losses	1,699	1,202	1,138
Depreciation and amortization	1,364	1,131	1,045
Amortization of intangible assets	482	508	541
Net premium amortization on investment securities	2,144	737	612
Proceeds from loans recovered	303	269	170
Write down of other real estate owned and repossessed assets	40	470	2,271
Change in interest receivable and other assets, net	541	(1,834)	(400)
Gain on disposal of asset-based lending subsidiary	—	(159)	(438)
Loss on sale of bank premises and equipment	5	57	10
Net realized gains on sales of investment securities	(1,396)	(276)	(198)
Deferred income taxes	(342)	603	(2,503)
Change in dividend distribution payable	413	398	—
Change in other liabilities, net	(1,233)	1,572	(515)
Originations of loans to be sold	(122,180)	(130,563)	(117,299)
Proceeds from sale of loans	122,180	130,563	117,299
Net cash provided by operating activities	5,265	6,966	1,975
INVESTING ACTIVITIES:			
Purchase of investment securities	(162,321)	(178,827)	(185,958)
Proceeds from sales of investment securities	119,394	23,789	39,732
Proceeds from maturities of investment securities	86,414	48,345	87,671
Net increase in loans	(53,132)	(7,630)	(16,160)
Additions to premises, leasehold improvements and equipment	(1,965)	(4,296)	(4,396)
Proceeds from sale of premises and equipment	66	241	121
Disposition of discontinued asset-based lending subsidiary	—	159	23,373
Net cash used in investing activities	(11,544)	(118,219)	(55,617)
FINANCING ACTIVITIES:			
Net increase in demand, savings, NOW and money market accounts	12,824	43,632	38,890
Net increase (decrease) in time deposits	32,681	(5,879)	1,322
Net increase (decrease) in short-term borrowings	(32,467)	61,728	39,410
Repayments of long-term borrowings	(13,000)	(2,009)	(29,520)
Proceeds from long-term borrowings	—	88	15,000
Amortization of discount on subordinated notes	371	93	92
Amortization of deferred charges	—	20	20
Proceeds from issuance of subordinated debentures	14,429	7,220	—
Amortization of discount on subordinated debentures	(50)	(12)	—
Other, net	(120)	74	25
Net cash provided by financing activities	14,668	104,955	65,239
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	8,389	(6,298)	11,597
CASH AND CASH EQUIVALENTS, beginning of year	15,583	21,881	10,284
CASH AND CASH EQUIVALENTS, end of year	$ 23,972	$ 15,583	$ 21,881
SUPPLEMENTAL CASH FLOW INFORMATION:			
Interest paid	$ 24,601	$ 27,431	$ 16,494
Income taxes paid	$ 920	$ 541	$ 1,107

The accompanying notes are an integral part of these consolidated financial statements.

BNCCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2001 and 2000

1. Summary of Significant Accounting Policies

BNCCORP, Inc. ("BNCCORP") is a registered bank holding company incorporated under the laws of Delaware. It is the parent company of BNC National Bank (together with its wholly-owned subsidiaries, BNC Insurance, Inc. and BNC Asset Management, Inc., "BNC - Minnesota") and BNC National Bank of Arizona ("BNC – Arizona" and, together with BNC – Minnesota, "the Banks"). BNCCORP, through these wholly-owned subsidiaries, which operate from eighteen locations in North Dakota, Minnesota, and Arizona, provides a broad range of banking and financial services to small and mid-size businesses and individuals.

On July 9, 2001, BNCCORP established a new banking subsidiary, BNC National Bank of Arizona, headquartered in Tempe, Arizona. On November 20, 2000, the Company merged BNC National Bank ("BNC–North Dakota") with and into BNC National Bank of Minnesota ("BNC-Minnesota") and then changed the name of the combined bank to BNC National Bank. On December 31, 1999 the Company sold its asset-based lending subsidiary, BNC Financial Corporation, which is treated as a discontinued operation.

The accounting and reporting policies of BNCCORP and its subsidiaries (collectively, the "Company") conform to accounting principles generally accepted in the United States and general practices within the financial services industry. The more significant accounting policies are summarized below.

Business Combinations. Business combinations which have been accounted for under the purchase method of accounting include the results of operations of the acquired businesses from the date of acquisition. Net assets of the companies acquired were recorded at their estimated fair value as of the date of acquisition. Other business combinations have been accounted for under the pooling-of-interests method of accounting which requires the assets, liabilities and stockholders' equity of the merged entity to be retroactively combined with the Company's respective accounts at historical value. Prior period financial statements have been restated to give effect to business combinations accounted for under this method.

Discontinued Operation. The results of the discontinued operation and any gain or loss on disposal are reported separately from continuing operations. Prior period financial statements have been restated to give effect to the discontinued operation accounted for under this method.

Principles of Consolidation. The accompanying consolidated financial statements include the accounts of BNCCORP and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Cash and Cash Equivalents. For the purpose of presentation in the consolidated statements of cash flows, the Company considers amounts included in the consolidated balance sheet captions "cash and due from banks," "interest-bearing deposits with banks" and "federal funds sold" to be cash equivalents.

Investment Securities. Investment and mortgage-backed securities which the Company intends to hold for indefinite periods of time, or that may be sold in response to changes in interest rates, changes in prepayment risk, the need to increase regulatory capital or similar factors, as well as securities on which call options have been written, are classified as available for sale. Available-for-sale securities are measured at fair value. Net unrealized gains and losses, net of deferred income taxes, on investments and mortgage-backed securities available for sale are reported as a separate component of stockholders' equity (see "Comprehensive Income") until realized. All securities were classified as available for sale as of December 31, 2001 and 2000. Investment and mortgage-backed securities which the Company intends to hold until maturity are stated at cost, adjusted for amortization of premiums and accretion of discounts using a method that approximates level yield. Declines in the fair value of individual available-for-sale or held-to-maturity securities below their cost which are other than temporary could result in write-downs of the individual securities to their fair value. Such write-downs, should they occur, would be included in earnings as realized losses. There were no such write-downs during 2001, 2000, or 1999.

Realized gains and losses on sales of investment securities are computed using the specific identification method at the time of sale and are recorded in noninterest income.

Loans and Leases. Loans are stated at their outstanding principal amount net of unearned income, net unamortized deferred fees and costs and an allowance for credit losses.

Loans are generally placed on a nonaccrual status for recognition of interest income when, in the opinion of management, uncertainty exists as to the ultimate collection of principal or interest. At the time a loan is placed on nonaccrual status, accrued but uncollected interest income applicable to the current reporting period is reversed against interest income of the current period. Accrued but uncollected interest income applicable to previous reporting periods is charged against the credit loss reserve. While a loan is classified as nonaccrual, collections are generally applied as a reduction to principal outstanding.

Allowance for Credit Losses. The Company maintains its allowance for credit losses at a level considered adequate to provide for an estimate of probable losses related to specifically identified loans as well as probable losses in the remaining loan and lease portfolio that have been incurred as of each balance sheet date. The loan and lease portfolio and other credit exposures are reviewed regularly to evaluate the adequacy of the allowance for credit losses. In determining the level of the allowance, the Company evaluates the allowance necessary for specific nonperforming loans and also estimates losses in other credit exposures. The resultant three allowance components are as follows:

> *Specific Reserve.* The amount of specific reserves is determined through a loan-by-loan analysis of problem loans over a minimum size that considers expected future cash flows, the value of collateral and other factors that may impact the borrower's ability to make payments when due. Included in this group are those nonaccrual or renegotiated loans which meet the criteria as being "impaired" under the definition in SFAS 114. A loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. Problem loans also include those credits that have been internally classified as credits requiring management's attention due to underlying problems in the borrower's business or collateral concerns. Ranges of loss are determined based on best- and worst-case scenarios for each loan.

Reserves for Homogeneous Loan Pools. The Company makes a significant number of loans and leases which, due to their underlying similar characteristics, are assessed for loss as "homogeneous" pools. Included in the homogeneous pools are loans and leases from the retail sector and commercial loans under a certain size, which have been excluded from the specific reserve allocation previously discussed. The Company segments the pools by type of loan or lease and using historical loss information estimates a loss reserve for each pool.

Special Reserve. The Company's senior lending management also allocates reserves for special situations, which are unique to the measurement period. These include environmental factors, such as economic conditions in certain geographical or industry segments of the portfolio, economic trends in the retail lending sector and peer-group loss history.

Continuous credit monitoring processes and the analysis of loss components is the principal method relied upon by management to ensure that changes in estimated credit loss levels are reflected in the Company's allowance for credit losses on a timely basis. Management also considers experience of peer institutions and regulatory guidance in addition to the Company's own experience.

Loans, leases and other extensions of credit deemed uncollectible are charged to the allowance. Subsequent recoveries, if any, are credited to the allowance. Actual losses may vary from current estimates and the amount of the provision may be either greater than or less than actual net charge-offs. The related provision for credit losses, which is charged to income, is the amount necessary to adjust the allowance to the level determined appropriate through application of the above process.

Loan Origination Fees and Costs. Loan origination fees and costs incurred to extend credit are deferred and amortized over the term of the loan as a yield adjustment. Loan fees representing adjustments of yield are generally deferred and amortized into interest income over the term of the loan using the interest method. Loan commitment fees are generally deferred and amortized into noninterest income on a straight-line basis over the commitment period. Loan fees not representing adjustments of yield are also included in noninterest income.

Mortgage Servicing and Transfers of Financial Assets. The Banks regularly sell loans to others on a non-recourse basis. Sold loans are not included in the accompanying balance sheets. The Banks generally retain the right to service the loans as well as the right to receive a portion of the interest income on the loans. At December 31, 2001 and 2000, the Banks were servicing loans for the benefit of others with aggregate unpaid principal balances of $235.8 and $216.0 million, respectively. Many of the loans sold by the Banks are commercial lines of credit for which balances and related payment streams cannot be reasonably estimated in order to determine the fair value of the servicing rights and/or future interest income retained by the Banks. Upon sale, any unearned net loan fees or costs are recognized in income. Gains on sales of loans were $22,000, $71,000 and $0 for 2001, 2000 and 1999, respectively, and are included in fees on loans.

Premises, Leasehold Improvements and Equipment. Premises, leasehold improvements and equipment are reported at cost less accumulated depreciation and amortization. Depreciation and amortization for financial reporting purposes is charged to operating expense using the straight-line method over the estimated useful lives of the assets. Estimated useful lives are up to 40 years for buildings and three to ten years for furniture and equipment. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the improvement. The costs of improvements are capitalized. Maintenance and repairs, as well as gains and losses on dispositions of premises and equipment, are included in noninterest income or expense as incurred.

Other Real Estate Owned and Repossessed Property. Real estate properties and other assets acquired through, or in lieu of, loan foreclosure are included in other assets in the balance sheet and are stated at the lower of carrying amount or fair value less cost to sell. When an asset is acquired, the excess of the recorded investment in the asset over fair value, if any, is charged to the allowance for credit losses. Subsequent declines in the estimated fair value, net operating results and gains and losses on disposition of the asset are included in other noninterest expenses. The Company's investment in such assets at December 31, 2001 and 2000 was $70,000 and $84,000, respectively.

Deferred Charges and Intangible Assets. Deferred charges and intangible assets include premiums paid for deposits assumed, goodwill, debt related costs and other miscellaneous intangibles. Deposit premiums are being amortized over their estimated lives of ten years using the straight-line method. Goodwill represents the aggregate excess of the cost of subsidiaries acquired over the fair value of their net assets at dates of acquisition and is being amortized over its estimated useful life of 15 to 25 years using the straight-line method. Debt related costs represent legal, accounting and other fees and expenses associated with the issuance of such indebtedness. These costs are being amortized over the term of the notes using the effective interest rate method. The Company's intangible assets are monitored to assess recoverability and determine whether events and circumstances require adjustment to the recorded amounts or amortization periods.

Impairment of Long-Lived Assets. The Company periodically reviews long-lived assets, including property and equipment, certain identifiable intangibles and goodwill for impairment. If impairment is identified, the assets are written down to their fair value through a charge to noninterest expense. No such impairment losses were recorded during 2001, 2000 or 1999.

Securities Sold Under Agreements to Repurchase. From time to time, the Company enters into sales of securities under agreements to repurchase, generally for periods of less than 90 days. Fixed coupon agreements are treated as financings, and the obligations to repurchase securities sold are reflected as a liability in the balance sheets. The cost of securities underlying the agreements remain in the asset accounts.

Fair Values of Financial Instruments. The following methods and assumptions were used by the Company in estimating fair values of financial instruments as disclosed herein:

Cash and Cash Equivalents, Noninterest-Bearing Deposits and Demand Deposits. The carrying amounts approximate fair value due to the short maturity of the instruments. The fair value of deposits with no stated maturity, such as NOW, savings and money market accounts, is equal to the amount payable on demand at the reporting date.

Securities. The fair value of the Company's securities equals the quoted market price.

Loans. Fair values for loans are estimated by discounting future cash flow payment streams using rates at which current loans to borrowers with similar credit ratings and similar loan maturities are being made.

Derivative Financial Instruments. The fair value of the Company's derivatives equals the quoted market price.

Interest-Bearing Deposits. Fair values of interest-bearing deposit liabilities are estimated by discounting future cash flow payment streams using rates at which comparable current deposits with comparable maturities are being issued.

Borrowings. The carrying amount of short-term borrowings approximates fair value due to the short maturity and the instruments' floating interest rates, which are tied to market conditions. The fair values of long-term borrowings, for which the maturity extends beyond one year, are estimated by discounting future cash flow payment streams using rates at which comparable borrowings are currently being offered.

Derivative Financial Instruments. The Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," ("SFAS 133"), as amended, which requires all derivative financial instruments, including certain derivative instruments embedded in other contracts, be recorded in the consolidated balance sheet as either an asset or liability measured at its fair value. The fair value of the Company's derivative financial instruments is determined based on quoted market prices for comparable transactions, if available, or a valuation model that calculates the present value of expected future cash flows.

Changes in the fair value of derivative financial instruments are required to be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires formal documentation designation and assessment of effectiveness of transactions that receive hedge accounting.

As part of managing its interest rate risk, the Company may enter into derivative financial instruments such as interest rate swaps, caps and floors. Interest rate swaps are used to exchange fixed and floating rate interest payment obligations and caps and floors are used to minimize the impact of fluctuating interest rates on earnings.

The Company's derivative financial instrument (an interest rate floor contract) qualified as a cash flow hedge on January 1, 2001, and as a result of the adoption, the Company recognized its derivative financial instrument on its balance sheet at its fair value with an offsetting charge to earnings of $113,000, net of taxes, for the derivative instrument's loss excluded from the assessment of hedge effectiveness. This amount is presented as the cumulative effect of a change in accounting principle for the year ended December 31, 2001. During 2001, the Company recognized in earnings $348,000 for the derivative instrument's gain and a loss of $(120,000) was reclassified into earnings as a result of the discontinuance of its cash flow hedge.

The Company entered into additional derivative financial instruments during 2001 to mitigate its interest rate risk, but has not designated these instruments as cash flow hedges.

Revenue Recognition. The Company recognizes revenue on an accrual basis for interest and dividend income on loans, investment securities, federal funds sold and interest bearing due from accounts. Noninterest income is recognized when it has been realized or is realizable and has been earned. In accordance with existing accounting and industry standards, as well as recent guidance issued by the Securities and Exchange Commission ("SEC"), the Company considers revenue to be realized or realizable and earned when the following criteria have been met: persuasive evidence of an arrangement exists (generally, there is contractual documentation); delivery has occurred or services have been rendered; the seller's price to the buyer is fixed or determinable; and collectibility is reasonably assured. Additionally, there can be no outstanding contingencies which could ultimately cause the revenue to be passed back to the payor. In the isolated instances where these criteria have not been met, receipts are generally placed in escrow until such time as they can be recognized as revenue.

Trust Fees. Trust fees are recorded on the accrual basis of accounting.

Income Taxes. The Company files a consolidated federal income tax return. State income tax returns are filed separately by each subsidiary. In accordance with a tax sharing arrangement, BNCCORP collects for or pays to each of its subsidiaries the tax or tax benefit resulting from its inclusion in the consolidated federal return.

Deferred income taxes are reported for temporary differences between items of income or expense reported for financial statement purposes and those reported for income tax purposes. The differences relate primarily to differences in accounting for credit losses, depreciation timing differences, unrealized gains and losses on investment securities, deferred compensation and leases which are treated as operating leases for tax purposes and capital leases for financial statement purposes.

Earnings Per Common Share. Basic earnings per share is computed by dividing net income by the weighted average common shares outstanding during the applicable period. Diluted earnings per share is computed based on the amount of net income that would be available for each common share, assuming all dilutive potential common shares were issued. Such dilutive potential common shares include stock options and warrants (see Note 18).

Comprehensive Income (Loss). The Company presents a consolidated statement of comprehensive income (loss) which is a total of net income and all other non-owner changes in equity. Non-owner changes are transactions that did not occur as a result of stockholder action.

Segment Disclosures. Banking is the primary operational activity of the Company. There are no other operational segments which are material and are required to be separately disclosed for financial statement purposes. Therefore, there are no segment disclosures included in these consolidated financial statements.

Recently Issued Accounting Pronouncements. On January 1, 1999, the Company adopted Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" ("SOP 98-5"), which requires costs of start-up activities and organization costs to be expensed as incurred. SOP 98-5 did not require restatement of prior period financial statements. The impact of adoption of SOP 98-5 is presented in the consolidated financial statements as a cumulative effect of change in accounting principle for the year ended December 31, 1999.

On June 29, 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets" ("SFAS 141" and "SFAS 142"). SFAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. Under SFAS 142, goodwill and intangible assets with indefinite lives will no longer be amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment. Separable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives (but with no maximum life). The Company has adopted the provisions of SFAS 142 effective January 1, 2002.

In July 2001, the SEC issued Staff Accounting Bulletin No. 102, "Selected Loan Loss Allowance Methodology and Documentation Issues" ("SAB 102"). SAB 102 expresses the SEC staff's views on the development, documentation, and application of a systematic methodology as required by its Financial Reporting Release No. 28 (issued in December 1986) for determining allowances for loan and lease losses in accordance with generally accepted accounting principles. In particular, the guidance focuses on the documentation the staff normally would expect a registrant to prepare and maintain in support of its allowance for loan losses. Also in July 2001, the federal banking agencies issued their "Policy Statement on Allowance for Loan and Lease Losses Methodologies and Documentation for Banks and

Savings Institutions" (the "Policy Statement"). Developed in collaboration with the SEC, the Policy Statement clarifies the agencies' expectations and provides guidance regarding methodologies and documentation support for the allowance for loan and lease losses. SAB 102 and the Policy Statement do not change the guidance in generally accepted accounting principles and in previous SEC and regulatory agency statements but, rather, are intended to improve the allowance for loan and lease losses process and documentation. Therefore, adoption of these two issuances did not materially impact the Company.

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of", and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business (as previously defined in that opinion). SFAS 144 requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and broadens the presentation of discontinued operations to include more disposal transactions than were included under the previous standards. BNCCORP will adopt SFAS 144 on January 1, 2002; however, adoption of the statement is not expected to have a material impact.

Regulatory Environment. BNCCORP and its subsidiaries are subject to regulations of certain state and federal agencies, including periodic examinations by those regulatory agencies. BNCCORP and the Banks are also subject to minimum regulatory capital requirements. At December 31, 2001, capital levels exceed minimum capital requirements (see Note 12).

Reclassifications. Certain amounts in the financial statements for prior years have been reclassified to conform with the current year's presentation.

Use of Estimates. The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Ultimate results could differ from those estimates.

2. Expansion, Mergers and Divestitures:

The following expansion, mergers and divestitures transpired during the three years ended December 31, 2001:

On July 9, 2001, the Company established a new banking subsidiary, BNC National Bank of Arizona headquartered in Tempe, Arizona.

On November 20, 2000, BNC-North Dakota merged with and into BNC-Minnesota and the name of the combined bank was changed to BNC National Bank. The transaction was accounted for as a pooling of interests.

On December 31, 1999, the Company sold its asset-based lending subsidiary, BNC Financial Corporation ("BNC Financial"), to Associated Banc-Corp of Green Bay, Wisconsin. The Company received $5.3 million in cash for all of the issued and outstanding common stock of BNC Financial. Operating results of BNC Financial for the nine months ended September 30, 1999 are shown separately in the accompanying consolidated statement of income. The 1999 gain on disposal of BNC Financial of $438,000 (pretax gain of $706,000, net of income tax effects of $268,000) included operating results for the subsidiary during the phase out period of October 1 through December 31, 1999 and other adjustments related to the winding down of BNC Financial's operations. The 2000 gain on disposal of $159,000 (pretax gain of $241,000, net of income tax effects of $82,000) resulted from recoveries on a credit charged off in 1999 at the time of the sale of BNC Financial.

Net interest income and noninterest income for BNC Financial for the year ended December 31, 1999 were $1.6 and $1.1 million, respectively. These amounts are not included in net interest income and noninterest income in the accompanying consolidated statements of income.

3. Restrictions on Cash and Due From Banks:

The Banks are required to maintain reserve balances with the Federal Reserve Bank under the Federal Reserve Act and Regulation D. Required reserve balances were $4.2 and $2.4 million as of December 31, 2001 and 2000, respectively.

4. Debt and Equity Securities:

Debt and equity securities have been classified in the consolidated balance sheets according to management's intent. The Company had no securities designated as trading or held-to-maturity in its portfolio at December 31, 2001 or 2000. The carrying amount of available-for-sale securities and their approximate fair values were as follows as of December 31 (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
2001				
U.S. government agency mortgage-backed securities	$ 42,027	$ 243	$ (324)	$ 41,946
U.S. government agency securities	4,396	99	—	4,495
Collateralized mortgage obligations	135,423	2,236	(391)	137,268
State and municipal bonds	16,952	649	(120)	17,481
Corporate debt securities	10,329	376	(94)	10,611
Equity securities	7,380	—	—	7,380
	$ 216,507	$ 3,603	$ (929)	$ 219,181
2000				
U.S. government agency mortgage-backed securities	$ 44,272	$ 435	$ (239)	$ 44,468
U.S. government agency securities	4,880	35	(25)	4,890
Collateralized mortgage obligations	164,221	1,919	(736)	165,404
State and municipal bonds	20,782	385	(262)	20,905
Corporate debt securities	16,968	931	—	17,899
Equity securities	9,619	—	—	9,619
	$ 260,742	$ 3,705	$ (1,262)	$ 263,185

The amortized cost and estimated fair market value of available-for-sale debt securities classified according to their contractual maturities at December 31, 2001, were as follows (in thousands):

	Amortized Cost	Estimated Fair Value
Due in one year or less	$ 510	$ 517
Due after one year through five years	5,902	6,139
Due after five years through ten years	29,363	29,931
Due after ten years	173,352	175,214
Total	$ 209,127	$ 211,801

Securities carried at approximately $186.0 and $215.4 million at December 31, 2001 and 2000, respectively, were pledged as collateral for public and trust deposits and borrowings, including borrowings with the Federal Home Loan Bank ("FHLB").

Sales proceeds and gross realized gains and losses on available-for-sale securities were as follows for the years ended December 31 (in thousands):

	2001	2000	1999
Sales proceeds	$ 119,394	$ 23,789	$ 39,732
Gross realized gains	$ 1,530	$ 324	$ 239
Gross realized losses	$ 134	$ 48	$ 41

Income taxes applicable to net gains and losses on securities available for sale were $405,000, $90,000, and $75,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

5. Loans and Leases:

Composition of Loan and Lease Portfolio. The composition of the loan and lease portfolio was as follows as of December 31 (in thousands):

	2001	2000
Commercial and industrial	$ 109,143	$ 112,407
Real estate:		
Mortgage	136,219	90,622
Construction	34,872	25,301
Agricultural	19,810	15,775
Consumer	12,119	12,016
Lease financing	7,578	10,202
Other	1,566	2,872
Total	321,307	269,195
Less:		
Allowance for credit losses	(4,325)	(3,588)
Unearned income and net unamortized deferred fees and costs	(516)	(270)
Net loans and leases	$ 316,466	$ 265,337

Geographic Location and Types of Loans. Loans were to borrowers located in the following market areas as of December 31:

	2001	2000
North Dakota	41%	47%
Minnesota	33	33
Arizona	16	—
South Dakota	8	13
Other	2	7
Totals	100%	100%

Commercial loan borrowers are generally small- and mid-sized corporations, partnerships and sole proprietors in a wide variety of businesses. Loans to consumers are both secured and unsecured. Real estate loans are fixed or variable rate and include both amortizing and revolving line-of-credit loans. Real estate mortgage loans include various types of loans for which the Company holds real property as collateral. Of the $136.2 and $90.6 million of real estate mortgages as of December 31, 2001 and 2000, respectively, approximately $54.9 and $44.6 million, respectively, were loans made to commercial customers where the collateral for the loan is, among other things, the real estate occupied by the business of the customer. Accordingly, certain loans categorized as real estate mortgage loans can be characterized as commercial loans that are secured by real estate. Single- and multi-family residential mortgage loans totaling $6.6 and $7.0 million at December 31, 2001 and 2000, respectively, were pledged as collateral for FHLB borrowings. Commercial loans totaling $35.6 and $17.2 million at December 31, 2001 and 2000, respectively, were pledged as collateral for borrowings, including FHLB borrowings.

The Company's credit policies emphasize diversification of risk among industries, geographic areas and borrowers. The only concentrations of loans exceeding 10 percent of total loans at December 31, 2001 are real estate loans, such as loans to non-residential and apartment building operators and lessors of real property, and loans related to hotels and other lodging places. Loans within these categories are diversified across different types of borrowers, geographically dispersed, and secured by many different types of real estate and other collateral.

Impaired Loans. As of December 31, the Company's recorded investment in impaired loans and the related valuation allowance was as follows (in thousands):

	2001		2000	
	Recorded Investment	Valuation Allowance	Recorded Investment	Valuation Allowance
Impaired loans -				
Valuation allowance required	$ 11,571	$ 769	$ 6,506	$ 1,389
No valuation allowance required	17	—	33	—
Total impaired loans	$ 11,588	$ 769	$ 6,539	$ 1,389

Impaired loans generally include loans on which management believes, based on current information and events, it is probable that the Company will not be able to collect all amounts (i.e., contractual principal and interest) due in accordance with the terms of the loan agreement and which are analyzed for a specific reserve allowance. The Company generally considers all loans risk-graded substandard and doubtful as well as nonaccrual and restructured loans as impaired loans. The valuation allowance on impaired loans is included in the Company's allowance for credit losses.

Interest payments received on impaired loans are recorded as interest income unless collection of the remaining recorded investment is doubtful at which time payments received are recorded as reductions of principal. The average recorded investment in impaired loans and approximate interest income recognized for such loans were as follows for the years ended December 31 (in thousands):

	2001	2000	1999
Average recorded investment in impaired loans	$ 9,101	$ 7,393	$ 8,977
Interest income recognized on impaired loans	$ 761	$ 791	$ 914
Average recorded investment in impaired loans as a percentage of average total loans	2.9%	2.9%	3.6%

Nonaccrual and Restructured Loans. As of December 31, 2001 and 2000, the Company had $3.4 million and $343,000, respectively, of nonaccrual loans and $5,000 and $16,000, respectively, of restructured loans (included as impaired loans above). The following table indicates the effect on income if interest on such loans outstanding at year-end had been recognized at original contractual rates during the year ended December 31 (in thousands):

	2001	2000	1999
Interest income that would have been recorded	$ 87	$ 35	$ 141
Interest income recorded	3	6	29
Effect on interest income	$ 84	$ 29	$ 112

As of December 31, 2001, the Company had no commitments to lend additional funds to borrowers with loans whose terms have been modified in troubled debt restructurings.

Allowance for Credit Losses. Transactions in the allowance for credit losses were as follows for the years ended December 31 (in thousands):

	2001	2000	1999
Balance, beginning of year	$ 3,588	$ 2,872	$ 2,854
Provision for credit losses	1,699	1,202	1,138
Loans charged off	(1,265)	(755)	(1,290)
Loans recovered	303	269	170
Balance, end of year	$ 4,325	$ 3,588	$ 2,872

6. Premises, Leasehold Improvements and Equipment:

Premises, leasehold improvements and equipment consisted of the following at December 31 (in thousands):

	2001	2000
Land and improvements	$ 1,168	$ 1,107
Buildings and improvements	10,899	10,494
Leasehold improvements	1,035	1,101
Furniture, fixtures and equipment	8,843	7,802
Total cost	21,945	20,504
Less accumulated depreciation and amortization	(6,542)	(5,631)
Net premises, leasehold improvements and equipment	$ 15,403	$ 14,873

Depreciation and amortization expense on premises, leasehold improvements and equipment charged to continuing operations totaled approximately $1.4, $1.1 and $1.0 million for the years ended December 31, 2001, 2000 and 1999, respectively.

7. Deferred Charges and Intangible Assets:

Deferred charges and intangible assets consisted of the following at December 31 (in thousands):

	2001	2000
Premiums paid for deposits assumed	$ 4,022	$ 4,022
Goodwill	1,115	1,115
Covenants not to compete	480	480
Debt related costs	—	147
Other miscellaneous intangibles	112	112
Total costs	5,729	5,876
Less accumulated amortization	(3,558)	(3,157)
Net deferred charges and intangible assets	$ 2,171	$ 2,719

Amortization expense charged to continuing operations was $482,000, $528,000 and $541,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

8. Deposits:

The scheduled maturities of time deposits as of December 31, 2001 are as follows (in thousands):

2002	$ 111,827
2003	40,397
2004	33,599
2005	4,790
2006	3,050
Thereafter	598
	$ 194,261

9. Notes Payable:

The Company's notes payable consisted of the following as of December 31 (in thousands):

	2001	2000
BNCCORP:		
8 5/8% Subordinated Notes, due May 31, 2004, interest payable monthly (plus unamortized discount of $0 and $371 at December 31, 2001 and 2000, respectively - effective rate 9.61%), unsecured (see below)	$ —	$ 12,580
Subsidiaries:		
Federal funds purchased and U. S. Treasury tax and loan note option accounts (1)	447	32,692
Repurchase advances from FHLB, renewable weekly, interest payable at renewal, rates ranging from 6.47% to 6.59% at December 31, 2000, secured by mortgage loans, government agency mortgage-backed securities and government agency collateralized mortgage obligations (1)	—	55,000
Fixed rate advances from FHLB, callable quarterly and annually, principal due in 2009 and 2010, interest payable monthly at rates ranging from 5.64% to 6.27%, secured by mortgage loans, government agency mortgage-backed securities and government agency collateralized mortgage obligations (1)	62,200	62,200
Fixed rate advances from FHLB, principal due in 2002 through 2005, interest payable monthly at rates ranging from 2.83% to 5.46%, secured by mortgaged-backed securities and government agency collateralized mortgage obligations (1)	55,000	—
Other (1)	326	598
Total	$ 117,973	$ 163,070

(1) The weighted average interest rate on short-term borrowings outstanding as of December 31, 2001 and 2000 was 5.01% and 6.30%, respectively.

The 8 5/8 percent Subordinated Notes (the "Notes"), which qualified as Tier 2 capital up to a certain limit under the Federal Reserve Board's risk-based capital guidelines (60 percent at December 31, 2000), were considered unsecured general obligations of BNCCORP. They were redeemable, at the option of BNCCORP, at par plus accrued interest to the date of redemption. Payment of principal of the Notes could be accelerated only in the case of certain events relating to bankruptcy, insolvency or reorganization of BNCCORP. An initial discount of $750,000 was being amortized to interest expense over the term of the Notes using the effective interest rate method.

During 2001, the Company purchased and retired $82,000 of the notes at a discount using cash generated from the sale of BNC Financial. On August 31, 2001, the Company redeemed the remaining $12.6 million of the Notes at par through exercise of the option of BNCCORP discussed above. The remaining $12.6 million of the Notes were redeemed using a portion of the cash generated from issuing trust preferred securities through the establishment of BNC Statutory Trust II (see Note 10). The transactions and redemption of the Notes resulted in an extraordinary loss of $134,000 ($0.06 per diluted share) net of income taxes of ($70,000).

During the twelve months ended December 31, 2000, the Company retired $2.0 million of the Notes. The Company purchased the Notes at a discount, and the transactions resulted in extraordinary gains of $257,000 ($.11 per diluted share), net of income taxes of $132,000. The Notes were retired using cash generated from the sale of BNC Financial.

10. Guaranteed Preferred Beneficial Interests in Company's Subordinated Debentures:

In July 2001, the Company established a special purpose trust, BNC Statutory Trust II, for the purpose of issuing $15.0 million of floating rate trust preferred securities. The floating rate trust preferred securities were issued at an initial rate of 7.29 percent and adjust quarterly to a rate equal to 3-month LIBOR plus 3.58 percent. Prior to July 31, 2011, the rate shall not exceed 12.5 percent. The proceeds from the issuance, together with the proceeds of the related issuance of $464,000 of common securities of the trust, were invested in $15.5 million of junior subordinated deferrable interest debentures of the Company. The floating rate junior subordinated deferrable interest debentures were issued at an initial rate of 7.29 percent and adjust quarterly to a rate equal to 3-month LIBOR plus 3.58 percent. Prior to July 31, 2011, the rate shall not exceed 12.5 percent. Concurrent with the issuance of the preferred securities by the trust, the Company fully and unconditionally guaranteed all obligations of the special purpose trust related to the trust preferred securities. The trust preferred securities provide the Company with a more cost-effective means of obtaining Tier 1 capital for regulatory purposes than if the Company itself were to issue preferred stock because the Company is allowed to deduct, for income tax purposes, amounts paid in respect of the debentures and ultimately distributed to the holders of the trust preferred securities. The sole assets of the special purpose trust are the debentures. The Company owns all of the common securities of the trust. The common securities and debentures, along with the related income effects, are eliminated within the consolidated financial statements. The preferred securities issued by the trust rank senior to the common securities. For presentation in the consolidated balance sheet, the securities are shown net of discount and direct issuance costs.

The trust preferred securities are subject to mandatory redemption on July 31, 2031, the stated maturity date of the debentures, or upon repayment of the debentures, or earlier, pursuant to the terms of the trust agreement. On or after July 31, 2006, the trust preferred securities may be redeemed and the corresponding debentures may be prepaid at the option of the Company, subject to Federal Reserve Board approval, at declining redemption prices. Prior to July 31, 2006, the securities may be redeemed at the option of the Company on the occurrence of certain events that result in a negative tax impact, negative regulatory impact on the trust preferred securities or negative legal or regulatory impact on the special purpose trust which would cause it to be deemed to be an "investment company" for regulatory purposes. In addition, the Company has the right to defer payment of interest on the debentures and, therefore, distributions on the trust preferred securities for up to five years.

In July 2000, the Company established a special purpose trust, BNC Capital Trust I, for the purpose of issuing $7.5 million of 12.045 percent trust preferred securities. The proceeds from the issuance, together with the proceeds of the related issuance of $232,000 of 12.045 percent common securities of the trust, were invested in $7.7 million of 12.045 percent junior subordinated deferrable interest debentures of the Company. Concurrent with the issuance of the preferred securities by the trust, the Company fully and unconditionally guaranteed all obligations of the special purpose trust related to the trust preferred securities. The trust preferred securities provide the Company with a more cost-effective means of obtaining Tier 1 capital for regulatory purposes than if the Company itself were to issue preferred stock because the Company is allowed to deduct, for income tax purposes, amounts paid in respect of the debentures and ultimately distributed to the holders of the trust preferred securities. The sole assets of the special purpose trust are the debentures. The Company owns all of the common securities of the trust. The common securities and debentures, along with the related income effects, are eliminated within the consolidated financial statements. The preferred securities issued by the trust rank senior to the common securities. For presentation in the consolidated balance sheet, the securities are shown net of discount and direct issuance costs.

The trust preferred securities are subject to mandatory redemption on July 19, 2030, the stated maturity date of the debentures, or upon repayment of the debentures, or earlier, pursuant to the terms of the trust agreement. On or after July 19, 2010, the trust preferred securities may be redeemed and the corresponding debentures may be prepaid at the option of the Company, subject to Federal Reserve Board approval, at declining redemption prices. Prior to July 19, 2010, the securities may be redeemed at the option of the Company on the occurrence of certain events that result in a negative tax impact, negative regulatory impact on the trust preferred securities or negative legal or regulatory impact on the special purpose trust which would cause it to be deemed to be an "investment company" for regulatory purposes. In addition, the Company has the right to defer payment of interest on the debentures and, therefore, distributions on the trust preferred securities for up to five years.

11. Stockholders' Equity:

BNCCORP and the Banks are subject to certain minimum capital requirements (see Note 12). BNCCORP is also subject to certain restrictions on the amount of dividends it may declare without prior regulatory approval in accordance with the Federal Reserve Act. In addition, certain regulatory restrictions exist regarding the ability of the Banks to transfer funds to BNCCORP in the form of cash dividends. Approval of the Office of the Comptroller of the Currency ("OCC"), the Banks' principal regulator, is required for the Banks to pay dividends to BNCCORP in excess of the Banks' earnings retained in the current year plus retained net profits for the preceding two years. At December 31, 2001 approximately $5.9 million of retained earnings were available for bank dividend declaration without prior regulatory approval.

On May 30, 2001, the Company's Board of Directors adopted a rights plan intended to protect stockholder interests in the event the Company becomes the subject of a takeover initiative that the Company's Board of

Directors believes could deny the Company's stockholders the full value of their investment. This plan does not prohibit the Board from considering any offer that it deems advantageous to its stockholders. The Company has no knowledge that anyone is considering a takeover.

The rights were issued to each common stockholder of record on May 30, 2001, and they will be exercisable only if a person acquires, or announces a tender offer that would result in ownership of, 15 percent or more of the Company's outstanding common stock. The rights will expire on May 30, 2011, unless redeemed or exchanged at an earlier date.

Each right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Participating Cumulative Preferred Stock, $.01 par value (the "Preferred Stock"), of the Company at a price of $100 per one one-hundredth of a share, subject to adjustment. Each share of Preferred Stock will be entitled to a minimum preferential quarterly dividend payment of $1.00 but will be entitled to an aggregate dividend of 100 times the dividend declared per share of common stock. In the event of liquidation, the holders of the Preferred Stock will be entitled to a minimum preferential liquidation payment of $0.01 per share but will be entitled to an aggregate payment of 100 times the payment made per share of common stock. Each share of Preferred Stock will have 100 votes, voting together with the common stock. Finally, in the event of any merger, consolidation or other transaction in which common stock is exchanged, each share of Preferred Stock will be entitled to receive 100 times the amount received per share of common stock. Because of the nature of the Preferred Stock's dividend, liquidation and voting rights, the value of the one one-hundredth of a share of Preferred Stock purchasable upon exercise of each right should approximate the value of one share of common stock.

12. Regulatory Capital:

BNCCORP and the Banks are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Company's financial results. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, BNCCORP and the Banks must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classifications of BNCCORP and the Banks are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by the regulations to ensure capital adequacy require BNCCORP and the Banks to maintain minimum amounts and ratios (set forth in the tables that follow) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes that, as of December 31, 2001, BNCCORP and the Banks met all capital adequacy requirements to which they are subject.

As of December 31, 2001, the most recent notifications from the OCC categorized the Banks as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Banks must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table that follows. There are no conditions or events since that notification that management believes have changed the institutions' categories.

Actual capital amounts and ratios of BNCCORP and its subsidiary bank(s) as of December 31 are also presented in the tables (dollar amounts in thousands):

	Actual		For Capital Adequacy Purposes		To be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2001						
Total Capital (to risk-weighted assets):						
Consolidated	$ 53,428	12.96 %	$ 32,969	≥8.0 %	N/A	N/A
BNC National Bank	44,098	11.01	32,053	≥8.0	$ 40,067	≥10.0 %
BNC National Bank of Arizona	2,657	22.93	927	≥8.0	1,159	≥10.0
Tier I Capital (to risk-weighted assets):						
Consolidated	36,536	8.87	16,485	≥4.0	N/A	N/A
BNC National Bank	39,916	9.96	16,027	≥4.0	24,040	≥6.0
BNC National Bank of Arizona	2,514	21.70	464	≥4.0	695	≥6.0
Tier I Capital (to average assets):						
Consolidated	36,536	6.33	23,074	≥4.0	N/A	N/A
BNC National Bank	39,916	6.96	22,940	≥4.0	28,675	≥5.0
BNC National Bank of Arizona	2,514	20.10	500	≥4.0	625	≥5.0
As of December 31, 2000						
Total Capital (to risk-weighted assets):						
Consolidated	$ 43,774	11.97 %	$ 29,261	≥8.0 %	N/A	N/A
BNC National Bank	39,745	10.92	29,122	≥8.0	$ 36,403	≥10.0 %
Tier I Capital (to risk-weighted assets):						
Consolidated	32,638	8.92	14,631	≥4.0	N/A	N/A
BNC National Bank	36,156	9.93	14,561	≥4.0	21,842	≥6.0
Tier I Capital (to average assets):						
Consolidated	32,638	5.88	22,195	≥4.0	N/A	N/A
BNC National Bank	36,156	6.53	22,159	≥4.0	27,699	≥5.0

13. Fair Value of Financial Instruments:

The estimated fair values of the Company's financial instruments are as follows as of December 31 (in thousands):

	2001		2000	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets:				
Cash, due from banks and federal funds sold	$ 23,972	$ 23,972	$ 15,583	$ 15,583
Investment securities available for sale	219,181	219,181	263,185	263,185
Loans and leases, net	316,466	319,502	265,337	261,103
Derivative financial instruments	915	915	—	—
	560,534	$ 563,570	544,105	$ 539,871
Other assets	24,523		25,911	
	$ 585,057		$ 570,016	
Liabilities:				
Deposits, noninterest-bearing	$ 43,055	$ 43,055	$ 31,459	$ 31,459
Deposits, interest-bearing	364,914	367,040	331,005	331,674
Notes payable	117,973	118,846	163,070	162,137
Guaranteed preferred beneficial interests in Company's subordinated debentures	22,244	22,915	7,606	7,347
	548,186	$ 551,856	533,140	$ 532,617
Other liabilities	6,192		7,419	
Stockholders' equity	30,679		29,457	
	$ 585,057		$ 570,016	

14. Financial Instruments:

In the normal course of business, the Company uses various financial instruments to meet the needs of its customers and to manage its interest rate risk. These instruments carry varying degrees of credit, interest rate or liquidity risk.

Commitments to extend credit are legally binding and generally have fixed expiration dates or other termination clauses. The contractual amount represents the Company's exposure to credit loss in the event of default by the borrower. The Company manages this credit risk by using the same credit policies it applies to loans. Collateral is obtained to secure commitments based on management's credit assessment of the borrower. The collateral may include marketable securities, receivables, inventory, equipment and real estate. Since the Company expects many of the commitments to expire without being drawn, total commitment amounts do not necessarily represent the Company's future liquidity requirements related to such commitments.

Standby letters of credit are conditional commitments the Company issues to guarantee the performance of a customer to a third party. Commercial letters of credit are issued on behalf of customers to ensure payment or collection in connection with trade transactions. In the event of a customer's nonperformance, the Company's credit loss exposure is the same as in any extension of credit, up to the letter's contractual amount. Management assesses the borrower's credit to determine the necessary collateral, which may include marketable securities, real estate, accounts receivable and inventory. Since the conditions requiring the Company to fund letters of credit may not occur, the Company expects its liquidity requirements related to such letters of credit to be less than the total outstanding commitments.

Interest rate swaps are contracts to exchange fixed and floating rate interest payment obligations based on a notional principal amount. The Company enters into swaps to hedge its balance sheet against fluctuations in interest rates. Interest rate caps and floors are used to protect the Company's balance sheet from unfavorable movements in interest rates while allowing benefit from favorable movements. The credit risk related to interest rate contracts is that counterparties may be unable to meet the contractual terms of the agreements. This risk is estimated by calculating the present value of the cost to replace outstanding contracts in a gain position at current market rates, reported on a net basis by counterparties. The Company manages the credit risk of its interest rate contracts through bilateral collateral agreements, credit approvals, limits and monitoring procedures. Additionally, the Company reduces the assumed counterparty credit risk through master netting agreements that permit the Company to settle interest rate contracts with the same counterparty on a net basis.

The contractual or notional amounts of these financial instruments were as follows as of December 31 (in thousands):

	2001	2000
Commitments to extend credit	$ 113,333	$ 77,902
Letters of credit	739	6,159
Interest rate floors	—	25,000
Interest rate caps	40,000	—

15. Related-Party/Affiliate Transactions:

The Company has entered into transactions with related parties such as opening deposit accounts for and extending credit to employees of the Company. In the opinion of management, such transactions have been fair and reasonable to the Company and have been entered into under terms and conditions substantially the same as those offered by the Company to unrelated parties.

In the normal course of business, loans are granted to, and deposits are received from, executive officers, directors, principal stockholders and associates of such persons. The aggregate dollar amount of these loans, exclusive of loans to any such persons which in the aggregate did not exceed $60,000, were $1.8 and $1.4 million at December 31, 2001 and 2000, respectively. During 2001, $1.0 million of new loans were made and repayments totaled $587,000. The total amount of deposits received from these parties was $1.8 and $1.6 million at December 31, 2001 and 2000, respectively. Loans to, and deposits received from, these parties were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collection.

The Federal Reserve Act limits amounts of, and requires collateral on, extensions of credit by the Banks to BNCCORP, and with certain exceptions, its non-bank affiliates. There are also restrictions on the amounts of investment by the Banks in stocks and other subsidiaries of BNCCORP and such affiliates and restrictions on the acceptance of their securities as collateral for loans by the Banks. As of December 31, 2001, BNCCORP and its affiliates were in compliance with these requirements.

16. Repossessed and Impaired Asset Expenses/Write-Offs:

The Company recorded write downs to estimated net realizability of other real estate owned and repossessed assets, and related collection and other expenses, of $40,000, $470,000 and $2.3 million for the years ended December 31, 2001, 2000 and 1999, respectively. The Company's investment in repossessed assets of $70,000 as of December 31, 2001 represents management's current estimate of net realizable value based upon current valuation of the assets.

17. Income Taxes:

The provision (benefit) for income taxes consists of the following for the years ended December 31 (in thousands):

	2001	2000	1999
Continuing Operations -			
Current	$ 950	$ 303	$ 726
Deferred income taxes from the following timing differences:			
Provision for credit losses	(241)	(342)	117
Depreciation	74	41	(66)
Write-downs of other real estate owned and repossessed assets	—	829	(829)
Leases	42	(54)	(69)
Other	(217)	129	(278)
	$ 608	$ 906	$ (399)

	2001	2000	1999
Discontinued Operation -			
Current	$ —	$ 82	$ 410
Deferred income taxes from the following timing differences:			
Provision for credit losses	—	—	98
Depreciation	—	—	4
Other	—	—	48
	$ —	$ 82	$ 560

The provision (benefit) for federal income taxes expected at the statutory rate differs from the actual provision as follows for the years ended December 31 (in thousands):

	2001	2000	1999
Tax at 34% statutory rate	$ 714	$ 947	$ (316)
Increase (decrease) resulting from:			
State taxes (net of federal benefit)	99	266	(1)
Tax-exempt interest	(250)	(321)	(142)
Other, net	45	14	60
	$ 608	$ 906	$ (399)

Temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities that result in significant portions of the Company's deferred tax assets and liabilities are as follows as of December 31 (in thousands):

	2001	2000
Deferred tax asset:		
Loans, primarily due to differences in accounting for credit losses	$ 1,490	$ 1,429
Difference between book and tax amortization of branch premium acquisition costs	276	233
Other	392	94
Deferred tax asset	2,158	1,756
Deferred tax liability:		
Unrealized gain on securities available for sale	1,016	733
Leases, primarily due to differences in accounting for leases	420	381
Premises and equipment, primarily due to differences in original cost basis and depreciation	578	510
Other	—	115
Deferred tax liability	2,014	1,739
Net deferred tax asset	$ 144	$ 17

18. Earnings Per Share:

The following table shows the amounts used in computing earnings per share ("EPS") and the effect on weighted average number of shares of potential dilutive common stock issuances:

	Net Income (Loss) (Numerator)	Shares (Denominator)	Per-Share Amount
2001			
Basic earnings per share:			
Income from continuing operations	$ 1,492,000	2,395,353	$ 0.62
Extraordinary item – loss on early extinguishment of debt, net of income taxes	(134,000)	2,395,353	(0.05)
Cumulative effect of change in accounting principle, net of income taxes	(113,000)	2,395,353	(0.05)
Income available to common stockholders	$ 1,245,000		$ 0.52
Effect of dilutive shares -			
Options		25,760	
Diluted earnings per share:			
Income from continuing operations	$ 1,492,000	2,421,113	$ 0.62
Extraordinary item – loss on early extinguishment of debt, net of income taxes	(134,000)	2,421,113	(0.06)
Cumulative effect of change in accounting principle, net of income taxes	(113,000)	2,421,113	(0.05)
Income available to common stockholders	$ 1,245,000		$ 0.51

	Net Income (Loss) (Numerator)	Shares (Denominator)	Per-Share Amount
2000			
Basic earnings per share:			
Income from continuing operations	$ 1,881,000	2,397,356	$ 0.78
Gain on disposal of asset-based lending subsidiary, net of income taxes	159,000	2,397,356	0.07
Extraordinary item – gain on early extinguishment of debt, net of income taxes	257,000	2,397,356	0.11
Income available to common stockholders	$ 2,297,000	2,397,356	$ 0.96
Effect of dilutive shares -			
Options		1,197	
Diluted earnings per share:			
Income from continuing operations	$ 1,881,000	2,398,553	$ 0.78
Gain on disposal of asset-based lending subsidiary, net of income taxes	159,000	2,398,553	0.07
Extraordinary item – gain on early extinguishment of debt, net of income taxes	257,000	2,398,553	0.11
Income available to common stockholders	$ 2,297,000	2,398,553	$ 0.96
1999			
Basic earnings per share:			
Loss from continuing operations	$ (529,000)	2,406,618	$ (0.22)
Income from operations of discontinued asset-based lending subsidiary, net of income taxes	429,000	2,406,618	0.18
Gain on disposal of asset-based lending subsidiary, net of income taxes	438,000	2,406,618	0.18
Cumulative effect of change in accounting principle, net of income taxes	(96,000)	2,406,618	(0.04)
Income available to common stockholders	$ 242,000	2,406,618	$ 0.10
Effect of dilutive shares -			
Options		400	
Diluted earnings per share:			
Loss from continuing operations	$ (529,000)	2,407,018	$ (0.22)
Income from operations of discontinued asset-based lending subsidiary, net of income taxes	429,000	2,407,018	0.18
Gain on disposal of asset-based lending subsidiary, net of income taxes	438,000	2,407,018	0.18
Cumulative effect of change in accounting principle, net of income taxes	(96,000)	2,407,018	(0.04)
Income available to common stockholders	$ 242,000	2,407,018	$ 0.10

The following options and warrants, with exercise prices ranging from $5.88 to $17.75, were outstanding during the periods indicated but were not included in the computation of diluted EPS because their exercise prices were higher than the average price of the Company's common stock for the period:

	2001	2000	1999
Quarter ended March 31	101,570	159,934	170,134
Quarter ended June 30	97,177	152,548	170,234
Quarter ended September 30	95,508	114,131	170,034
Quarter ended December 31	95,508	120,512	172,434

19. Benefit Plans:

BNCCORP has a 401(k) plan covering all employees of BNCCORP and its subsidiaries who meet specified age and service requirements. Eligible employees may elect to defer up to 15 percent of compensation each year not to exceed the dollar limit set by law. At their discretion, BNCCORP and its subsidiaries provide matching contributions of up to 50 percent of employee deferrals up to a maximum employer contribution of 5 percent of compensation. The Company made matching contributions of $207,000, $188,000 and $171,000 in 2001, 2000 and 1999, respectively. Under the investment options available under the 401(k) plan, employees may elect to invest their salary deferrals in BNCCORP common stock.

20. Commitments and Contingencies:

Employment Agreements and Noncompete Convenants. The Company has entered into three-year employment agreements with its chairman of the board ("Chairman"), president and chief executive officer ("CEO") and the executive vice president, business development of BNC - Minnesota (the "Executives"). The Executives will be paid minimum annual salaries throughout the terms of the agreements and annual incentive bonuses as may, from time to time, be fixed by the board of directors. The Executives will also be provided with benefits under any employee benefit plan maintained by BNCCORP for its employees generally, or for its senior executive officers in particular, on the same terms as are applicable to other senior executives of BNCCORP. Under the agreements of the Chairman and CEO, if status as employees with BNCCORP is terminated for any reason other than death, disability, cause, as defined in the agreements, or if they terminate their employment for good reason, as defined in the agreements, or following a change in control of the Company, as defined in the agreements, then the Chairman and CEO will be paid a lump-sum amount equal to three times their current annual compensation. Under the agreement with BNC – Minnesota's executive vice president, if his status as an employee with the Company is terminated for any reason other than death, disability, cause, or if he terminates his employment for good reason, except in the event of a change in control of the Company, then he will be paid a lump-sum amount equal to 1/12th of his current annual compensation multiplied by the number of partial or full months remaining in the employment agreement. If his status as an employee with the Company is terminated following a change in control of the Company, then he will be paid a lump-sum amount equal to three times his current annual compensation.

In conjunction with the business combination with Lips & Lahr, the Company assumed five-year employment agreements with two officers of Lips & Lahr (the "Officers"). The agreements, which originally provided for salaries based upon a percentage of all net annual commissions received by Lips & Lahr on business written by the Officers, were amended to provide for minimum annual salaries through the remainder of the contract term which ran through December 31, 2000. Additionally, the agreements provide for the payment of deferred compensation for a term of ten years commencing on February 1, 2001 and continuing monthly until paid in full. Finally, as separate consideration for the release of all present and future claims to the Officers' book of business at the end of the term of the employment contract and for other terms of the contract involving confidentiality, nonpiracy and a restrictive covenant covering a period of five years after the term of the agreement, the agreements provide for 120 monthly payments also commencing on February 1, 2001. The deferred compensation payments have been accrued for as of December 31, 2001. Both of the Officers resigned and are now acting as consultants to BNC Insurance, Inc. pursuant to consulting agreements. Under these agreements, the Officers' annual salaries are replaced with annual consulting fees and the Company remains obligated under the deferred compensation and non-compete provisions of the original employment agreements.

In the business combination with Lips & Lahr, BNC Insurance, Inc. assumed two additional non-compete agreements with former officers of Lips & Lahr. Monthly payments under these agreements, which commenced in 1996, are scheduled to continue into 2006.

Leases. The Company has entered into operating lease agreements for certain facilities and equipment used in its operations. Rent expense for the years ended December 31, 2001, 2000 and 1999, was $676,000, $431,000 and $467,000, respectively, for facilities, and $94,000, $43,000 and $39,000, respectively, for equipment and other items. Minimum annual base lease payments for operating leases with remaining terms of greater than one year are as follows:

2002	$ 914,000
2003	816,000
2004	771,000
2005	622,000
2006	254,000
Thereafter	—

Legal Proceedings. In the normal course of business the Company may be a party to certain claims arising in the ordinary course of business. In the opinion of management, based upon the advice of legal counsel, the outcomes of such claims are not expected to be material to the Company's financial position, results of operations or cash flows.

21. Stock-Based Compensation:

BNCCORP's Stock Incentive Plan (the "Stock Plan") is intended to provide long-term incentives to its key employees, including officers and directors who are employees of the Company. The Stock Plan, which is administered by the compensation committee of the board of directors (the "Committee"), provides for an authorization of 250,000 shares of common stock for issuance thereunder. Under the Stock Plan, the Company may grant employees incentive stock options, nonqualified stock options, restricted stock, stock awards or any combination thereof. The Committee establishes the exercise price of any stock options granted under the Stock Plan provided that the exercise price may not be less than the fair market value of a share of common stock on the date of grant. Vesting requirements, which may vary, are determined by the Committee, and the maximum term of options granted is generally ten years.

As of December 31, 2001, 24,473 restricted shares issued under the Stock Plan were outstanding. 19,473 of the shares were fully vested. 5,000 shares vest 60 percent in 2002 and an additional 20 percent in each of 2003 and 2004. The Company records the compensation expense related to restricted stock over the applicable service period. Compensation cost charged to operations was $9,000, $74,000 and $70,000 in 2001, 2000 and 1999, respectively.

The number and weighted average grant-date fair value of nonvested stock were as follows for the years ended December 31:

	2001	2000	1999
Number	—	—	17,500
Weighted average grant-date fair value	—	—	$10.12

The Company's Nonemployee Director Stock Option Plan (the "Directors' Plan") was adopted during 1998, administered by the Committee and terminated during 1999.

The Company applies APB 25 and related interpretations in accounting for both the Stock Plan and the Directors' Plan. Accordingly, no compensation cost has been recognized for the options issued under the plans in 2001, 2000 or 1999. As of December 31, 2001, 210,633 options had been awarded under the Stock Plan. 6,775 of them had been exercised and 203,858 remained outstanding. 4,550 options awarded under the Directors' Plan remained outstanding. Had compensation cost been determined on the basis of fair value pursuant to Statement of Financial Accounting Standards No. 123, net income and EPS would have been reduced as follows:

	2001	2000	1999
Net Income:			
As Reported	$ 1,245,000	$ 2,297,000	$ 242,000
Pro Forma	1,145,000	2,237,000	139,000
Basic EPS:			
As Reported	0.52	0.96	0.10
Pro Forma	0.45	0.89	0.06
Diluted EPS:			
As Reported	0.51	0.96	0.10
Pro Forma	0.44	0.89	0.06

Following is a summary of stock option transactions for the years ended December 31:

	2001		2000		1999	
	Options To Purchase Shares	Weighted Average Exercise Price	Options To Purchase Shares	Weighted Average Exercise Price	Options To Purchase Shares	Weighted Average Exercise Price
Outstanding, beginning of year	118,148	$ 13.84	122,434	$ 14.82	150,760	$ 15.98
Granted	109,840	6.16	18,500	6.03	14,500	7.17
Exercised	(4,840)	5.94	—	—	—	—
Forfeited	(14,740)	8.21	(22,786)	12.80	(42,826)	16.29
Outstanding, end of year	208,408	10.37	118,148	13.84	122,434	14.82
Exercisable, end of year	106,948	12.88	62,688	13.11	51,934	12.26
Weighted average fair value of options:						
Granted	$ 2.91		$ 3.05		$ 3.18	
Exercised	$ 2.83		—		—	
Forfeited	$ 3.88		$ 5.84		$ 7.29	

The fair value of each option granted is estimated on the grant date using the Black-Scholes option pricing model. The following assumptions were made in estimating fair value of options granted for the years ended December 31:

Weighted average –	2001	2000	1999
Dividend yield	0.00%	0.00%	0.00%
Risk-free interest rate – 7 year treasury yield	5.00%	6.30%	6.27%
Volatility	35.36%	36.08%	27.16%
Expected life	7.0 years	7.0 years	7.0 years

Following is a summary of the status of options outstanding at December 31, 2001:

	Outstanding Options			Exercisable Options	
	Number	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Options with exercise prices ranging from:					
$17.00 to $17.75	73,410	6.0 years	$ 17.05	59,650	$ 17.06
$5.88 to $10.00	134,998	8.2 years	$ 6.74	47,298	$ 7.61
	208,408			106,948	

22. Condensed Financial Information-Parent Company Only:

Condensed financial information of BNCCORP on a parent company only basis is as follows:

Parent Company Only

Condensed Balance Sheets

As of December 31

(In thousands, except share data)

	2001	2000
Assets:		
Cash and cash equivalents	$ 6,250	$ 8,543
Investment in subsidiaries	46,847	40,611
Loans	5	16
Receivable from subsidiaries	86	462
Deferred charges and intangible assets, net	154	249
Other	782	732
	$ 54,124	$ 50,613
Liabilities and stockholders' equity:		
Subordinated notes	$ —	$ 12,580
Subordinated debentures	22,398	7,451
Accrued expenses and other liabilities	1,047	1,125
	23,445	21,156
Preferred stock, $.01 par value, 2,000,000 shares authorized; no shares issued or outstanding	—	—
Common stock, $.01 par value, 10,000,000 shares authorized; 2,399,170 and 2,395,030 shares issued and outstanding (excluding 42,880 shares held in treasury)	24	24
Capital surplus	14,084	14,050
Retained earnings	15,435	14,190
Treasury stock (42,880 shares)	(513)	(513)
Accumulated other comprehensive income, net of income taxes	1,649	1,706
Total stockholders' equity	30,679	29,457
	$ 54,124	$ 50,613

Parent Company Only

Condensed Statements of Income

For the Years Ended December 31
(In thousands)

	2001	2000	1999
Income:			
Management fee income	$ 703	$ 1,426	$ 1,606
Interest	322	322	1,757
Other	70	53	9
Total income	1,095	1,801	3,372
Expenses:			
Interest	2,207	1,677	2,486
Personnel expense	512	1,162	1,320
Legal and other professional	144	124	134
Depreciation and amortization	57	68	66
Other	307	361	502
Total expenses	3,227	3,392	4,508
Loss before income tax benefit and equity in undistributed income of subsidiaries	(2,132)	(1,591)	(1,136)
Income tax benefit	691	518	433
Loss before equity in undistributed income of subsidiaries	(1,441)	(1,073)	(703)
Equity in undistributed income of subsidiaries	2,820	2,954	96
Income (loss) from continuing operations	1,379	1,881	(607)
Equity in undistributed income from operations of discontinued asset-based lending subsidiary	—	—	429
Income (loss) before gain on disposal of asset-based lending subsidiary	1,379	1,881	(178)
Gain on disposal of asset-based lending subsidiary	—	159	438
Income before extraordinary item and cumulative effect of change in accounting principle	1,379	2,040	260
Extraordinary item-gain (loss) on early extinguishment of debt, net of income taxes	(134)	257	—
Cumulative effect of change in accounting principle, net of income taxes	—	—	(18)
Net income	$ 1,245	$ 2,297	$ 242

Parent Company Only

Condensed Statements of Cash Flows

For the Years Ended December 31
(In thousands)

	2001	2000	1999
Operating activities:			
Net income	$ 1,245	$ 2,297	$ 242
Adjustments to reconcile net income to net cash provided by (used in) operating activities -			
Gain on sale of discontinued operation	—	(159)	(438)
Depreciation and amortization	43	48	46
Equity in undistributed income of subsidiaries	(2,820)	(2,954)	(96)
Equity in undistributed income of subsidiary - BNC Capital Trust I - BNC Statutory Trust II	(7)	(12)	—
Equity in undistributed income from operations of discontinued asset-based lending subsidiary	—	—	(429)
Change in prepaid expenses and other receivables	(104)	32	19,922
Change in accrued expenses and other liabilities	332	98	28
Other	386	14	—
Net cash provided by (used in) operating activities	(925)	(636)	19,275
Investing activities:			
Disposition of discontinued operation	—	—	2,100
Net decrease in loans	11	—	(325)
Increase in investment in subsidiaries	(3,464)	(232)	(3,157)
Additions to premises, leasehold improvements and equipment, net	12	(59)	(19)
Net cash used in investing activities	(3,441)	(291)	(1,401)
Financing activities:			
Repayments of long-term borrowings	(13,172)	(2,001)	(29,532)
Proceeds from long-term borrowings	—	—	15,000
Amortization of discount on subordinated notes	371	93	92
Amortization of deferred charges	14	20	20
Proceeds from issuance of subordinated debentures	14,893	7,440	—
Amortization of discount on subordinated debentures	53	12	—
Other, net	(86)	74	25
Net cash provided by (used in) financing activities	2,073	5,638	(14,395)
Net increase (decrease) in cash and cash equivalents	(2,293)	4,711	3,479
Cash and cash equivalents, beginning of year	8,543	3,832	353
Cash and cash equivalents, end of year	$ 6,250	$ 8,543	$ 3,832
Supplemental cash flow information:			
Interest paid	$ 2,143	$ 1,293	$ 2,582
Income tax payments received from subsidiary banks, net of income taxes paid	$ 652	$ 69	$ 243

23. Quarterly Financial Data (unaudited, in thousands, except shares and earnings per share):

	2001			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Interest income	$ 10,493	$ 10,197	$ 9,333	$ 9,178
Interest expense	6,715	6,062	6,278	4,489
Net interest income	3,778	4,135	3,055	4,689
Provision for credit losses	350	600	500	249
Net interest income after provision for credit losses	3,428	3,535	2,555	4,440
Noninterest income	2,327	2,516	1,863	2,269
Noninterest expense	4,631	5,011	5,412	5,779
Income (loss) before income taxes	1,124	1,040	(994)	930
Provision for (benefit from) income taxes	335	353	(418)	338
Income (loss) before extraordinary item and cumulative effect of change in accounting principle	789	687	(576)	592
Extraordinary item – gain (loss) on early extinguishment of debt, net of income taxes	4	4	(142)	—
Cumulative effect of change in accounting principle, net of income taxes	(113)	—	—	—
Net income (loss)	$ 680	$ 691	$ (718)	$ 592
Basic earnings per common share:				
Income (loss) before extraordinary item and cumulative effect of change in accounting principle	$ 0.33	$ 0.29	$ (0.24)	$ 0.25
Extraordinary item – loss on early extinguishment of debt, net of income taxes	—	—	(0.06)	—
Cumulative effect of change in accounting principle, net of income taxes	(0.05)	—	—	—
Basic net income (loss)	$ 0.28	$ 0.29	$ (0.30)	$ 0.25
Diluted earnings per common share:				
Income (loss) before extraordinary item and cumulative effect of change in accounting principle	$ 0.33	$ 0.28	$ (0.24)	$ 0.24
Extraordinary item – loss on early extinguishment of debt, net of income taxes	—	—	(0.06)	—
Cumulative effect of change in accounting principle, net of income taxes	(0.05)	—	—	—
Diluted net income (loss)	$ 0.28	$ 0.28	$ (0.30)	$ 0.24
Average common shares:				
Basic	2,394,610	2,394,330	2,398,118	2,399,170
Diluted	2,411,482	2,426,269	2,398,118	2,421,819

	2000			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Interest income	$ 9,183	$ 10,604	$ 10,950	$ 11,026
Interest expense	5,939	7,199	7,482	7,497
Net interest income	3,244	3,405	3,468	3,529
Provision for credit losses	482	337	107	276
Net interest income after provision for credit losses	2,762	3,068	3,361	3,253
Noninterest income	1,763	1,870	1,983	2,157
Noninterest expense	3,901	4,112	4,563	4,854
Income before income taxes	624	826	781	556
Provision for income taxes	191	266	249	200
Income from continuing operations	433	560	532	356
Discontinued Operation:				
Gain on disposal of discontinued operation, net of income taxes	—	10	—	149
Income before extraordinary item	433	570	532	505
Extraordinary item – gain on early extinguishment of debt, net of income taxes	122	47	65	23
Net income	$ 555	$ 617	$ 597	$ 528
Basic and diluted earnings per common share:				
Income from continuing operations	$ 0.18	$ 0.23	$ 0.22	$ 0.15
Gain on disposal of discontinued operation, net of income taxes	—	0.01	—	0.06
Extraordinary item – gain on early extinguishment of debt, net of income taxes	0.05	0.02	0.03	0.01
Basic and diluted net income	$ 0.23	$ 0.26	$ 0.25	$ 0.22
Average common shares:				
Basic	2,399,980	2,399,436	2,395,030	2,395,030
Diluted	2,400,486	2,399,835	2,395,321	2,395,030

Selected Financial Data

The selected consolidated financial data presented below under the captions "Income Statement Data" and "Balance Sheet Data" as of and for the years ended December 31, 2001, 2000, 1999, 1998 and 1997 are derived from the historical audited consolidated financial statements of the Company. The Consolidated Balance Sheets as of December 31, 2001, 2000, 1999, 1998 and 1997 and the related Consolidated Statements of Income, Comprehensive Income, Stockholders' Equity and Cash Flows for each of the five years in the period ended December 31, 2001 were audited by Arthur Andersen LLP, independent public accountants. The financial data below should be read in conjunction with and are qualified by the Consolidated Financial Statements and the notes thereto.

Selected Financial Data (1)

	For the Years Ended December 31,				
	2001	2000	1999	1998	1997
	(dollars in thousands, except share and per share data)				
Income Statement Data:					
Total interest income	$ 39,201	$ 41,763	$ 28,931	$ 27,801	$ 25,232
Total interest expense	23,544	28,117	16,574	15,152	13,132
Net interest income	15,657	13,646	12,357	12,649	12,100
Provision for credit losses	1,699	1,202	1,138	1,201	2,518
Noninterest income	8,975	7,773	6,068	4,843	3,928
Noninterest expense	20,833	17,430	18,215	13,379	11,256
Provision for (benefit from) income taxes	608	906	(399)	1,030	955
Income (loss) from continuing operations	$ 1,492	$ 1,881	$ (529)	$ 1,882	$ 1,299
Balance Sheet Data: (at end of period)					
Total assets	$ 585,057	$ 570,016	$ 456,877	$ 372,240	$ 345,630
Investments and federal funds sold	226,681	263,185	154,492	96,601	94,624
Loans, net of unearned income	320,791	268,925	262,051	247,181	220,149
Allowance for credit losses	(4,325)	(3,588)	(2,872)	(2,854)	(2,919)
Total deposits	407,969	362,464	324,711	284,499	262,824
Short-term borrowings	117,960	150,428	88,700	49,290	46,503
Long-term borrowings	13	12,642	14,470	9,195	8,285
Guaranteed preferred beneficial interests in Company's subordinated debentures	22,244	7,606	—	—	—
Stockholders' equity	30,679	29,457	23,149	25,255	23,148
Book value per common share outstanding	$ 12.79	$ 12.30	$ 9.65	$ 10.57	$ 9.64
Earnings Performance Data (1):					
Return on average total assets	0.22%	0.35%	(0.13)%	0.54%	0.42%
Return on average stockholders' equity	4.04%	7.68%	(2.13)%	8.48%	6.16%
Net interest margin	2.95%	2.72%	3.41%	3.88%	4.27%
Net interest spread	2.51%	2.41%	3.09%	3.43%	3.82%
Basic earnings (loss) per common share	$ 0.62	$ 0.78	$ (0.22)	$0.79	$0.54
Diluted earnings (loss) per common share	$ 0.62	$ 0.78	$ (0.22)	$0.75	$0.54
Balance Sheet and Other Key Ratios (1):					
Nonperforming assets to total assets	0.76%	0.12%	0.63%	1.21%	0.43%
Nonperforming loans to total loans	1.36%	0.22%	0.63%	0.97%	0.68%
Net loan charge-offs to average loans	(0.31)%	(0.19)%	(0.45)%	(0.54)%	(0.53)%
Allowance for credit losses to total loans	1.35%	1.33%	1.10%	1.15%	1.33%
Allowance for credit losses to nonperforming loans	99%	619%	173%	119%	195%
Average stockholders' equity to average total assets	5.42%	4.56%	6.32%	6.33%	6.89%

(1) From continuing operations for all periods presented.

Overview

The Company's financial performance in 2001 reflected continued growth in net interest income and noninterest income driven by lending opportunities in new and existing markets and a strategic shift of the earning asset mix from investment securities to loans. The Company saw continued progress in the growth of its Wealthbuilder family of NOW and money market deposit products. The average balance of NOW and money market deposits increased $22.7 million or 17 percent to $159.2 million for 2001 from an average of $136.5 million for 2000. Net interest income for the year ended December 31, 2001, was $15.7 million, as compared with $13.6 million and $12.4 million reported in the previous two years. Noninterest income rose to $9.0 million in 2001 from $7.8 million and $6.1 million in 2000 and 1999, respectively. In the process of shifting the earning asset mix to loans from investment securities, in addition to adjusting the investment portfolio's risk/reward profile in response to the dramatic shift in interest rates during the year, net realized gains on sales of securities increased by $1.1 million to $1.4 million in 2001. The increase in net realized gains on sales of securities accounted for 93 percent of the increase in noninterest income as insurance commissions, loan fees, brokerage income and trust and financial services, remained relatively steady in the face of the challenging national economic environment. Noninterest expense rose to $20.8 million in 2001 from $17.4 million in 2000 reflecting higher salaries and employee benefits, occupancy, and marketing expense primarily associated with the Company's establishment of a banking subsidiary in Arizona. In addition, noninterest expense increased due to the expense associated with the Company's issuances of trust preferred securities in 2000 and 2001.

The Company recorded 2001 net income of $1.2 million, or $0.51 per share on a diluted basis, compared to net income of $2.3 million, or $0.96 per share on a diluted basis for 2000, and net income of $242,000, or $0.10 per share on a diluted basis for 1999. Income from continuing operations for 2001 was $1.5 million or $0.62 per share on a diluted basis. This compares to $1.9 million, or $0.78 per share on a diluted basis for 2000 and a loss from continuing operations of $529,000 or $0.22 per share on a diluted basis in 1999.

Performance highlights in the year 2001 included:

* Loans and leases increased 19 percent, to $320.8 million. In addition to the 19 percent increase in net loans outstanding, gross loans originated continued to increase as the total loans sold to other financial institutions on a nonrecourse basis increased $19.8 million, or 9%, to $235.8 million.

* Expansion into the Tempe/Phoenix, Arizona marketplace though the establishment of a banking subsidiary, BNC-Arizona.

* Issuance of $15.0 million in floating rate trust preferred securities and retirement of the remaining $12.6 million of the Company's 8 5/8 percent subordinated notes due May 31, 2004. See Note 9 "Notes Payable" and Note 10 "Guaranteed Preferred Beneficial Interests in Company's Subordinated Debentures" included in the Consolidated Financial Statements for further information related to the Company's trust preferred securities.

* Investment securities decreased 17 percent to $219.2 million from $263.2 million the prior year reflecting a strategic shift in the earning asset mix from investment securities to loan opportunities arising from the Company's new and existing markets.

* Deposits increased 12.6 percent, to $408 million. The deposit growth was driven by continued success of the Wealthbuilder family of NOW and money market accounts.

* Noninterest income increased 15.5 percent to $9.0 million.

Results of Operations

Net Interest Income. Net interest income, the difference between total interest income earned on earning assets and total interest expense paid on interest-bearing liabilities, is the Company's primary source of earnings. The amount of net interest income is affected by changes in the volume and mix of earning assets, the level of rates earned on those assets, the volume and mix of interest-bearing liabilities and the level of rates paid on those liabilities.

The following table sets forth, for the periods indicated, certain information relating to BNC's average balance sheet and reflects the yield on average assets and costs of average liabilities. Such yields and costs are derived by dividing income and expense by the average balance of assets and liabilities. All average balances have been derived from monthly averages which are indicative of daily averages.

Analysis of Average Balances, Interest and Yields/Rates (1)

	2001 Average balance	2001 Interest earned or paid	2001 Average yield or cost	2000 Average balance	2000 Interest earned or paid	2000 Average yield or cost	1999 Average balance	1999 Interest earned or paid	1999 Average yield or cost
				(dollars in thousands)					
Assets									
Federal funds sold/interest-bearing due from	$ 1,830	$ 51	2.79%	$ 5,660	$ 242	4.28%	$ 1,818	$ 90	4.95%
Taxable investments	206,572	12,716	6.16%	225,559	16,054	7.12%	105,145	6,372	6.06%
Tax-exempt investments	16,453	829	5.04%	17,624	940	5.33%	7,788	386	4.96%
Loans (2)	309,661	25,605	8.27%	255,798	24,527	9.59%	250,158	22,083	8.83%
Allowance for credit losses	(4,153)	—		(3,405)	—		(2,890)	—	
Total interest-earning assets (3)	530,363	39,201	7.39%	501,236	41,763	8.33%	362,019	28,931	7.99%
Noninterest-earning assets:									
Cash and due from banks	11,997			8,939			7,704		
Other	25,712			27,579			22,584		
Total assets	$568,072			$537,754			$392,307		
Liabilities and Stockholders' Equity									
Deposits:									
NOW and money market accounts	$159,198	4,987	3.13%	$136,450	7,341	5.38%	$ 91,671	3,632	3.96%
Savings	3,813	57	1.49%	4,097	86	2.10%	6,294	129	2.05%
Certificates of deposit:									
Under $100,000	104,802	5,631	5.37%	108,170	6,033	5.58%	125,470	6,469	5.16%
$100,000 and over	77,140	4,447	5.76%	54,177	3,406	6.29%	43,140	2,307	5.35%
Total interest-bearing deposits	344,953	15,122	4.38%	302,894	16,866	5.57%	266,575	12,537	4.70%
Short-term borrowings:									
Securities and loans sold under agreements to repurchase and federal funds purchased	10,206	449	4.40%	97,682	6,326	6.48%	21,685	1,129	5.21%
FHLB notes payable	118,705	7,178	6.05%	60,561	3,673	6.07%	40,308	2,174	5.39%
Long-term borrowings	8,378	777	9.27%	13,497	1,252	9.28%	9,872	734	7.44%
Total interest-bearing liabilities	482,242	23,526	4.88%	474,634	28,117	5.92%	338,440	16,574	4.90%
Noninterest-bearing demand accounts	32,152			28,656			27,094		
Total deposits and interest-bearing liabilities	514,394			503,290			365,534		
Other noninterest-bearing liabilities	8,766			6,850			5,567		
Total liabilities	523,160			510,140			371,101		
Subordinated debentures	13,542			3,108			—		
Stockholders' equity	31,370			24,506			21,206		
Total liabilities and stockholders' equity	$568,072			$537,754			$392,307		
Net interest income		$15,675			$13,646			$12,357	
Net interest spread			2.51%			2.41%			3.09%
Net interest margin			2.95%			2.72%			3.41%
Ratio of average interest-earning assets to average interest-bearing liabilities	109.98%			105.60%			106.97%		

For the Years Ended December 31.

(1) From continuing operations for all periods presented.

(2) Average nonaccrual loans are included in average loans outstanding.

(3) Yields do not include adjustments for tax-exempt interest.

The following table illustrates, for the periods indicated, the dollar amount of changes in BNC's interest income and interest expense for the major components of interest-earning assets and interest-bearing liabilities and distinguishes between the increase related to higher outstanding balances and the volatility of interest rates. Changes in net interest income due to both volume and rate have been included in the changes due to rate:

Analysis of Changes in Net Interest Income (1)

	For the Years Ended December 31,					
	2001 Compared to 2000			2000 Compared to 1999		
	Change Due to			Change Due to		
	Volume	Rate	Total	Volume	Rate	Total
	(in thousands)					
Interest-Earning Assets						
Federal funds sold/interest-bearing due from	$ (164)	$ (27)	$ (191)	$ 190	$ (38)	$ 152
Investments	(1,409)	(2,040)	(3,449)	7,794	2,442	10,236
Loans	5,165	(4,087)	1,078	498	1,946	2,444
Total increase (decrease) in interest income	3,592	(6,154)	(2,562)	8,482	4,350	12,832
Interest-Bearing Liabilities						
NOW and money market accounts	1,224	(3,578)	(2,354)	1,774	1,935	3,709
Savings	(6)	(23)	(29)	(45)	2	(43)
Certificates of Deposit:						
Under $100,000	(188)	(214)	(402)	(892)	456	(436)
$100,000 and over	1,444	(403)	1,041	590	509	1,099
Short-term borrowings:						
Securities and loans sold under agreements to repurchase and federal funds purchased	(5,665)	(212)	(5,877)	3,957	1,240	5,197
FHLB notes payable	3,526	(21)	3,505	1,092	407	1,499
Long-term borrowings	(475)	—	(475)	270	248	518
Total increase (decrease) in interest expense	(140)	(4,451)	(4,591)	6,746	4,797	11,543
Increase (decrease) in net interest income	$ 3,732	$ (1,703)	$ 2,029	$ 1,736	$ (447)	$ 1,289

(1) From continuing operations for all periods presented.

Year ended December 31, 2001 compared to year ended December 31, 2000. Net interest income increased $2.0 million, or 14.7 percent, to $15.6 million as compared to $13.6 million. Net interest spread and net interest margin increased to 2.51 and 2.95 percent, respectively. The following condensed information summarizes the major factors combining to create the changes to net interest income, spread and margin. Lettered explanations following the summary describe causes of the changes in these major factors.

Net Interest Income Analysis – 2001 vs. 2000 (1)

	For the Years Ended December 31, 2001	2000	Change	
	(amounts in millions)			
Total interest income decreased	$ 39.2	$ 41.8	$ (2.6)	(6)%
Due to:				
Increase in average earning assets	$ 530.4	$ 501.2	$ 29.2	6%
Driven by:				
Decrease in average investments (a)	$ 223.0	$ 243.2	$ (20.2)	(8)%
Increase in average loans (b)	$ 309.7	$ 255.8	$ 53.9	21%
The increases in average earning assets volume were offset by:				
Decreased yield on earning assets	7.39%	8.33%	(0.94)%	(11)%
Driven by:				
Decreased yield on loans (c)	8.27%	9.59%	(1.32)%	(14)%
Decreased yield on investments (d)	6.07%	6.99%	(0.92)%	(13)%
These decreases were somewhat offset by:				
Mix change in earning asset portfolio-				
Average loans as a percent of total interest-earning assets (e)	58%	51%	7%	14%
Total interest expense decreased	$ 23.5	$ 28.1	$ (4.6)	(16)%
Due to:				
Increase in average interest-bearing liabilities	$ 482.2	$ 474.6	$ 7.6	2%
Driven by:				
Increase in average interest-bearing deposits (f)	$ 345.0	$ 302.9	$ 42.1	14%
Decrease in average borrowings (g)	$ 137.3	$ 171.7	$ (34.4)	(20)%
These increases in average interest-bearing liabilities were offset by:				
Decrease in cost of interest-bearing deposits (h)	4.38%	5.57%	(1.19)%	(21)%
Decrease in cost of borrowings (i)	6.12%	6.55%	(0.43)%	(7)%

(1) From continuing operations for all periods presented.

(a) Reflecting strategic shift in earning asset mix from investment securities to loans arising from lending opportunities in the Minnesota, North Dakota and Arizona markets.

(b) Loan growth is attributable to increases in loans originated in the Minnesota, North Dakota and Arizona markets.

(c) The decreased loan yield is reflective of a 475bp decrease in the prime rate over the course of 2001 as monetary policy eased in response to weakening national economic conditions.

(d) The decreased investment yield reflects the lower rate environment in 2001 as well as the reduction in the size of investment portfolio in order to shift the earning asset mix toward loans.

(e) The decrease in investment securities noted in (a) along with the increase in average loans noted in (b) caused this change in the mix of the earning asset portfolio.

(f) Deposit growth is primarily attributable to the continued success of the Wealthbuilder family of NOW and money market accounts in addition to increased use of direct non-brokered "National" certificates of deposit obtained via posting rates on national networks. "National" certificates of deposit were $34.0 million as of December 31, 2001 compared to $9 million on December 31, 2000.

(g) Decreased FHLB borrowings due to greater use of "National" certificates of deposit as a wholesale funding source in order to maintain borrowing capacity at the FHLB, support the earning asset base, and take advantage of favorable costs of "National" certificates of deposits relative to FHLB borrowings. In addition, the Company redeemed the remaining $12.6 million of its 8 5/8 percent subordinated notes due May 31, 2004 through the exercise of its call option.

(h) Decreased cost of interest-bearing deposits is reflective of the rise in volume of Wealthbuilder NOW and money market accounts and the associated decreases in cost as interest rates declined during 2001. The Wealthbuilder accounts carry rates that are variable at management's discretion. Management lowered the rates paid for these deposits in response to the monetary easing that took place during 2001 while maintaining the competitive nature of the Wealthbuilder products in the Company's various markets. Additionally, in a lower rate environment, the cost of certificates of deposit also decreases with renewals and new accounts.

(i) Rates are reflective of the overall decreased rate environment in 2001 as compared to 2000.

Net interest income and margin in future periods are expected to be impacted by several factors. Recent decreases in the prime rate will negatively impact interest income and yields on loans but will positively impact interest expense and the cost of deposits and borrowings.

Many factors, including, but not limited to, the competitive environment in the markets in which the Company operates, the multitude of financial and investment products available to the public and the monetary policies of the FRB, can materially impact the Company's operating results. Therefore, management cannot predict, with any degree of certainty, prospects for net interest income in future periods. See - "Quantitative and Qualitative Disclosures About Market Risk," for information relating to the impact of fluctuating interest rates on the Company's net interest income.

Year ended December 31, 2000 compared to year ended December 31, 1999. Net interest income increased $1.3 million, or 10.4 percent, to $13.6 million as compared to $12.4 million. Net interest spread and net interest margin declined to 2.41 and 2.72 percent, respectively. The following condensed information summarizes the major factors combining to create the changes to net interest income, spread and margin. Lettered explanations following the summary describe causes of the changes in these major factors:

Net Interest Income Analysis – 2000 vs. 1999 (1)

	For the Years Ended December 31, 2000	1999	Change	
	(amounts in millions)			
Total interest income increased	$ 41.8	$ 28.9	$ 12.9	45%
Due to:				
Increase in average earning assets	$ 501.2	$ 362.0	$ 139.2	38%
Driven by:				
Increase in average investments (a)	$ 243.2	$ 112.9	$ 130.3	115%
Increase in average loans (b)	$ 255.8	$ 250.2	$ 5.6	2%
The increases in average earning assets volume were coupled with:				
Increased yield on earning assets	8.33%	7.99%	0.34%	4%
Driven by:				
Increased yield on loans (c)	9.59%	8.83%	0.76%	9%
Increased yield on investments (d)	6.99%	5.98%	1.01%	17%
These increases were somewhat offset by:				
Mix change in earning asset portfolio -				
Average loans as a percent of total interest-earning assets (e)	51%	69%	(18)%	(26)%
Total interest expense increased	$ 28.1	$ 16.6	$ 11.5	69%
Due to:				
Increase in average interest-bearing liabilities	$ 474.6	$ 338.4	$ 136.2	40%
Driven by:				
Increase in average interest-bearing deposits (f)	$ 302.9	$ 266.6	$ 36.3	14%
Increase in average borrowings (g)	$ 171.7	$ 71.9	$ 99.8	139%
These increases were coupled with:				
Increase in cost of interest-bearing deposits (h)	5.57%	4.70%	0.87%	19%
Increase in cost of borrowings (i)	6.55%	5.62%	0.93%	17%

(1) From continuing operations for all periods presented.

(a) Reflecting further implementation of the balance sheet leveraging strategy initiated late in 1999, the Company purchased investment securities and funded them with FHLB borrowings.

(b) Loan growth is attributable to increases in loans originated in both the Minnesota and North Dakota markets.

(c) The improved loan yield is reflective of prime rate increases in 2000 offset by some decreases in loan pricing spread to prime rate due to competitive pressures in all markets.

(d) The improved investment yield reflects the higher rate environment in 2000 as well as the mix of investment types in the Company's investment portfolio.

(e) The increase in investment securities noted in (a) caused this change in the mix of the earning asset portfolio. While such a mix change has a negative effect on yield on earning assets (because investments typically yield less than loans), the strategy is accretive to earnings.

(f) Deposit growth is primarily attributable to the continued success of the Wealthbuilder family of NOW and money market accounts.

(g) Increased FHLB borrowings for the purpose of purchasing investment securities. See (a) above.

(h) Increased cost of interest-bearing deposits is reflective of the volume of Wealthbuilder NOW and money market accounts and the associated increases in cost as interest rates rose during 2000. During 2000 and 1999, the Wealthbuilder accounts were indexed to and floated with the 90 day T-bill rate. Additionally, in a higher rate environment, the cost of certificates of deposit also increases with renewals and new accounts.

(i) Rates are reflective of the overall increased rate environment in 2000 as compared to 1999.

Provision for Credit Losses. Management determines a provision for credit losses which it considers sufficient to maintain the Company's allowance for credit losses at a level considered adequate to provide for an estimate of probable losses related to specifically identified loans as well as probable losses in the remaining loan and lease portfolio that have been incurred as of each balance sheet date. See Note 1 to the Consolidated Financial Statements and "-Financial Condition-Loan Portfolio-Allowance for Credit Losses" for further discussion of the components of the allowance for credit losses and the Company's methodology for assessing the adequacy of the allowance.

The provision for credit losses for the year ended December 31, 2001 was $1.7 million as compared to $1.2 million in 2000 and $1.1 million in 1999.

Noninterest Income. The following table presents, for the periods indicated, the major categories of the Company's noninterest income as well as the amount and percent of change between each of the periods presented. Related information and material changes are discussed in lettered explanations following the table:

Noninterest Income (1)

	For the Years Ended December 31,			Increase (Decrease)					
				2001 - 2000			2000 - 1999		
	2001	2000	1999	$	%		$	%	
		(in thousands)							
Fees on loans	$ 2,063	$ 1,941	$ 1,435	$ 122	6%	(a)	$ 506	35%	(a)
Insurance commissions	1,891	2,003	2,045	(112)	(6)%	(b)	(42)	(2)%	(b)
Brokerage income	1,407	1,466	797	(59)	(4)%	(c)	669	84%	(c)
Net gain on sales of securities	1,396	276	198	1,120	406%	(d)	78	39%	
Trust and financial services	899	1,064	589	(165)	(16)%	(e)	475	81%	(e)
Service charges	689	604	536	85	14%	(f)	68	13%	(f)
Rental income	133	56	121	77	138%		(65)	(54)%	
Other	497	363	347	134	37%		16	5%	
Total noninterest income	$ 8,975	$ 7,773	$ 6,068	$ 1,202	15%		$ 1,705	28%	

(1) From continuing operations for all periods presented.

(a) The increase in loan fees for 2001 and 2000 is largely attributable to loans originated and sold. In 2000, BNC AMI also generated some loan fees upon placement of credit into the secondary market. Management cannot predict with any degree of certainty the amount of loans which will be originated or placed and related loan fees which will be recognized in future periods.

(b) In 2000, insurance commissions remained relatively stable in spite of a reduction in the number of insurance agents. In 2001, insurance commissions experienced a decline in the face of a challenging economic environment.

(c) Increase for 2000 is attributable to the addition of brokerage staff at BNC AMI and successful efforts to cross-sell brokerage services to bank customers. In 2001, brokerage income was relatively stable in the face of a challenging economic environment and a prolonged period of soft conditions in equity markets.

(d) Net gain on sales of securities increased as a function of selling investment securities in the process of shifting the earning asset mix from investment securities to loan opportunities available in new and existing markets. In addition, given the significant decline in interest rates during 2001, sales of investment securities were necessary in order to adjust the forward-looking risk/reward profile of the investment portfolio.

(e) The 2000 increase is attributable to fees associated with the BNC U.S. Opportunities Fund, LLC which was formed on September 1, 1999 and is managed by BNC-Minnesota's Financial Services Division. In 2001, the fees from the BNC U.S. Opportunities Fund, LLC decreased as the fees are a function of the asset size of the fund. The fund's asset size was negatively impacted by the overall decline in equity markets.

(f) Service charges increased in 2001 and 2000 as the Company continued to increase its Wealthbuilder NOW and money market volume along with an increase in non-interest bearing deposits which are primarily business deposit relationships that tend to utilize a greater level of fee-based deposit services.

Noninterest Expense. The following table presents, for the periods indicated, the major categories of the Company's noninterest expense as well as the amount and percent of change between each of the periods presented. Related information and material changes are discussed in lettered explanations below the table:

Noninterest Expense (1)

	For the Years Ended December 31,			Increase (Decrease) 2001 - 2000			Increase (Decrease) 2000 - 1999		
	2001	2000	1999	$	%		$	%	
		(in thousands)							
Salaries and employee benefits	$ 10,355	$ 8,891	$ 8,854	$ 1,464	16%	(a)	$ 37	—	
Occupancy	1,925	1,360	1,248	565	42%	(b)	112	9%	
Depreciation and amortization	1,846	1,659	1,586	187	11%		73	5%	
Minority interest in income of subsidiaries	1,377	399	—	978	245%	(c)	399	—	(c)
Professional services	1,349	1,290	1,214	59	5%		76	6%	
Office supplies, telephone and postage	1,001	940	941	61	6%		(1)	—	
Marketing and promotion	877	597	621	280	47%	(d)	(24)	(4)%	
FDIC and other assessments	193	200	191	(7)	(4)%		9	5%	
Repossessed and impaired asset expenses/write-offs	141	470	2,271	(329)	(70)%	(e)	(1,801)	(79%)	(e)
Other	1,769	1,624	1,289	145	9%		335	26%	(f)
Total noninterest expense	$ 20,833	$ 17,430	$ 18,215	$ 3,403	20%		$ (785)	(4)%	
Efficiency ratio (g)	84.57%	81.38%	98.86%	3.19%			(17.48)%		

(1) From continuing operations for all periods presented.

(a) 2001 increase reflects additions to personnel associated with the Company's establishment of a banking subsidiary in Arizona along with additional personnel in the Minneapolis market.

(b) *Increase in 2001 associated with new facilities due to the establishment of a banking subsidiary in Arizona, along with recording a full year's occupancy expense* for BNC – Minnesota's Fargo, North Dakota branch.

(c) This is the interest expense associated with the trust preferred securities issued in July 2000 and the additional interest expense from the floating rate trust preferred securities issued in July 2001. The increase in 2001 reflects a the full year expense of the July 2000 issue along with five months of expense on the July 2001 issuance. See Note 10 to the Consolidated Financial Statements for further information related to the Company's trust preferred offerings.

(d) Increased marketing costs reflecting development of the Company's new markets in Arizona and Fargo, North Dakota.

(e) 1999 included write-downs to estimated net realizability of other real estate owned and repossessed assets. The Company had no assets classified as other real estate owned at December 31, 2001 and repossessed assets were valued at $84,000.

(f) Increase in 2000 represents a number of immaterial increases in various miscellaneous expense categories.

(g) Noninterest expense divided by an amount equal to net interest income plus noninterest income. Noninterest expense for 2000 and 1999 included $470,000 and $2.3 million, respectively, in write-downs of nonperforming assets. Excluding these write-downs and the interest on the trust preferred securities, the efficiency ratios for 2000 and 1999 would have been 77.30 and 86.53 percent, respectively.

Financial Condition

Overview. Although subsequent sections of this discussion and analysis of financial condition address certain aspects of the Company's major assets and liabilities in significant detail, the following two tables are presented as a general overview of the financial condition of the Company.

The following table presents the Company's assets by category as of December 31, 2001, 2000 and 1999, as well as the amount and percent of change between the dates. Material changes are discussed in lettered notes following the table (amounts are in thousands):

Assets

	As of December 31,			Increase (Decrease) 2001 - 2000			Increase (Decrease) 2000 - 1999		
	2001	2000	1999	$	%		$	%	
Cash and due from banks	$ 16,346	$ 14,988	$ 12,816	$ 1,358	9%		$ 2,172	17%	
Interest-bearing deposits with banks	126	595	5,565	(469)	(79)%		(4,970)	(89)%	
Federal funds sold	7,500	—	3,500	7,500	100%		(3,500)	(100)%	
Investment securities available for sale	219,181	263,185	150,992	(44,004)	(17)%	(a)	112,193	74%	(a)
Loans and leases, net	316,466	265,337	259,179	51,129	19%	(b)	6,158	2%	(b)
Premises, leasehold improvements and equipment, net	15,403	14,873	12,006	530	4%		2,867	24%	
Interest receivable	3,008	3,854	2,613	(846)	(22)%		1,241	47%	
Other assets	4,856	4,465	6,945	391	9%		(2,480)	(36)%	
Deferred changes and intangible assets, net	2,171	2,719	3,261	(548)	(20)%		(542)	(17)%	
Total assets	$ 585,057	$ 570,016	$ 456,877	$ 15,041	3%		$ 113,139	25%	

(a) The Company implemented a balance sheet leveraging strategy beginning late in 1999 whereby the earning asset portfolio was increased through the purchase of additional investment securities funded primarily by borrowings from the FHLB. In 2001, the Company began to strategically shift the larger earning asset base to loans from investment securities.

(b) In 2001, the Company increased its net loans and leases by strategically shifting its earning asset mix toward loans from investment securities. The increase in net loans and leases reflected commercial real estate and real estate construction loans arising from opportunities primarily in the Arizona and Minnesota markets. The 2000 increase is primarily attributable to an increase in real estate construction loans. Although net loans outstanding did not increase materially, gross loans originated by the Company increased significantly in 2000 as the Company originated and sold portions of loans to other lenders on a nonrecourse basis. Loans may be sold to accommodate customers whose financing needs exceed legal lending limits and/or internal loan restrictions relating primarily to industry concentrations. Outstanding balances of loan participations sold on a nonrecourse basis were $235.8, $216.0 and $148.7 million, respectively, as of December 31, 2001, 2000 and 1999.

The following table presents the Company's liabilities, guaranteed preferred beneficial interests in subordinated debentures and stockholders' equity by category as of December 31, 2001, 2000 and 1999, as well as the amount and percent of change between the dates. Material changes are discussed in lettered notes following the table (amounts are in thousands):

Liabilities, Subordinated Debentures and Stockholders' Equity

	As of December 31,			Increase (Decrease) 2001 - 2001			Increase (Decrease) 2000 - 1999		
	2001	2000	1999	$	%		$	%	
Deposits:									
Noninterest-bearing	$ 43,055	$ 31,459	$ 29,798	$ 11,596	37%	(a)	$ 1,661	6%	
Interest-bearing -									
Savings, NOW and money market	170,653	169,425	127,454	1,228	1%		41,971	33%	(b)
Time deposits $100,000 and over	83,809	61,720	46,779	22,089	36%	(c)	14,941	32%	(c)
Other time deposits	110,452	99,860	120,680	10,592	11%	(b)	(20,820)	(17)%	(b)
Short term borrowings	117,960	150,428	88,700	(32,468)	(22)%	(d)	61,728	70%	(d)
Long term borrowings	13	12,642	14,470	(12,629)	(100)%	(e)	(1,828)	(13)%	
Other liabilities	6,192	7,419	5,847	(1,227)	(17)%		1,572	27%	
Total liabilities	532,134	532,953	433,728	(819)	—		99,255	23%	
Guaranteed preferred beneficial interests in Company's subordinated debentures	22,244	7,606	—	14,638	192%	(f)	7,606	—	(f)
Stockholders' equity	30,679	29,457	23,149	1,222	4%	(g)	6,308	27%	(g)
Total	$ 585,057	$ 570,016	$ 456,877	$ 15,041	3%		$ 113,139	25%	

(a) Noninterest-bearing deposits can fluctuate significantly on a daily basis due to transactions associated primarily with commercial customers.

(b) Increases in the "savings, NOW and money market" category are attributable to the popularity of the Company's Wealthbuilder deposit products. Success of these products has also contributed to a decrease in the "other time deposits" category as some customers have elected to transfer maturing time deposits to the more liquid and competitively priced Wealthbuilder products. During 2001, the "other time deposits" category increased due to certain special promotions in select markets.

(c) Brokered deposits totaled $34.4 million at December 31, 2001 compared to $30.7 and $13.4 million at December 31, 2000 and 1999, respectively. "National" certificates of deposit increased to $34.0 million at December 31, 2001 compared to $9 million at December 31, 2000 due to greater use of "National" certificates of deposit as a wholesale funding source in order to maintain borrowing capacity at the FHLB and take advantage of favorable costs of "National" certificates of deposits relative to FHLB borrowings.

(d) Increases in short term borrowings for 2000 are attributable to the balance sheet leveraging strategy. Decrease in 2001 reflects a reduction in FHLB borrowings resulting from a decrease in the size of the Company's investment securities portfolio as well as a shift to greater use of "National" certificates of deposit as a wholesale funding source as described above.

(e) On August 31, 2001, the Company retired its remaining 8 5/8 percent subordinated notes due May 31, 2004 through exercise of its call option by using a portion of the proceeds from the issuance of floating rate trust preferred securities in July 2001.

(f) Issuance of trust preferred securities in July 2000 and floating rate trust preferred securities in July 2001. See Note 10 to the Consolidated Financial Statements included under Item 8 for further information related to the Company's trust preferred securities.

(g) Increase for 2001 is due to earnings of $1.2 million. Increase for 2000 is attributable to earnings of $2.3 million and unrealized holding gains on securities available for sale arising during the period of $3.9 million.

Investment Securities. BNC's investment policy is designed to enhance net income and return on equity through prudent management of risk, ensure liquidity for cash-flow requirements, help manage interest rate risk, ensure collateral is available for public deposits, advances and repurchase agreements and manage asset diversification. In managing the portfolio, the Company seeks a balance among yield and the management of credit and liquidity risks with a goal of maximizing the longer-term overall profitability of the Company.

Investments are centrally managed in order to maximize compliance (federal laws and regulations place certain restrictions on the amounts and types of investments BNC may hold) and effectiveness of overall investing activities. The primary goal of BNC's investment policy is to contribute to the overall profitability of the Company. The objective is to purchase and own securities and combinations of securities with good risk/reward characteristics. "Good" risk/reward securities are those identified through thorough analysis of the cash flows and potential cash flows as well as market value and potential future market value of the security in question given various interest rate scenarios. Investment strategies are developed in light of constant view of the Company's overall asset/liability position. As it relates to investment strategies, the focus of the Asset/Liability management committee is to determine the impact of interest-rate changes on both future income and market value of securities in the portfolio. See - "Quantitative and Qualitative Disclosures about Market Risk," for additional information relating to the impact of fluctuating interest rates on the Company's net interest income.

The following table presents the composition of the investment portfolio by major category as of the dates indicated:

Investment Portfolio Composition (1)

	December 31,					
	2001		2000		1999	
	Amortized cost	Estimated fair market value	Amortized cost	Estimated fair market value	Amortized cost	Estimated fair market value
	(in thousands)					
Available for Sale:						
U.S. government agency mortgage-backed securities	$ 42,027	$ 41,946	$ 44,272	$ 44,468	$ 26,697	$ 26,295
U.S. government agency securities	4,396	4,495	4,880	4,890	4,654	4,468
Collateralized mortgage obligations	135,423	137,268	164,221	165,404	97,243	95,038
State and municipal bonds	16,952	17,481	20,782	20,905	20,272	19,548
Corporate bonds	10,329	10,611	16,968	17,899	—	—
Equity securities	7,380	7,380	9,619	9,619	5,643	5,643
Total investments	$ 216,507	$ 219,181	$ 260,742	$ 263,185	$ 154,509	$ 150,992

(1) From continuing operations for all periods presented.

The following table presents maturities for all securities available for sale (other than equity securities) and yields for all securities in the Company's investment portfolio at December 31, 2001:

Investment Portfolio - Maturity and Yields

	Maturing										
	Within 1 year		After 1 but within 5 years		After 5 but within 10 years		After 10 years		Total		
	Amount	Yield (1)	Amount	Yield (1)	Amount	Yield (1)	Amount	Yield (1)	Amount	Yield (1)	
Available for sale: (2)											
U.S. government agency mortgage-backed securities (3) ...	$ 16	5.86%	$ —	—	$ 3,234	6.37%	$ 38,777	6.12%	$ 42,027	6.13%	
U.S. government agency securities ..	—	—	927	11.21%	—	—	3,469	6.04%	4,396	7.13%	
Collateralized mortgage obligations (3)	494	5.83%	4,960	6.53%	24,836	5.34%	105,133	5.42%	135,423	5.45%	
State and municipal bonds	—	—	15	13.18%	293	7.25%	16,644	7.28%	16,952	7.28%	
Corporate bonds	—	—	—	—	1,000	7.50%	9,329	8.27%	10,329	8.19%	
Total book value of investment securities	$ 510	5.84%	$ 5 ,902	7.28%	$ 29,363	5.54%	$ 173,352	5.92%	209,127	5.91%	
Unrealized holding gain on securities available for sale									2,674		
Equity securities									7,380	2.58%	
Total investment in securities available for sale									$ 219,181	5.73%	(4)

(1) Yields include adjustments for tax-exempt income; yields do not reflect changes in fair value that are reflected as a separate component of stockholders' equity (except as noted in (4) below).

(2) Based on amortized cost/book value.

(3) Maturities of mortgage-backed securities and collateralized mortgage obligations are based on contractual maturities.

(4) Yield reflects changes in fair value that are reflected as a separate component of stockholders' equity.

As of December 31, 2001, BNC had $219.2 million of securities in the investment portfolio as compared to $263.2 and $151.0 million at December 31, 2000 and 1999, respectively. As part of the strategic shift in the earning asset mix from investment securities to loans, the Company decreased its holdings in collateralized mortgage obligations, corporate bonds, and state and municipal bonds by $28.1, $7.3 and $3.4 million respectively. Equity securities decreased by $2.2 million as the Company was required to hold less stock in the Federal Home Loan Bank of Des Moines as a result of a decrease in its FHLB borrowings.

In addition, as a result of 475bp of monetary easing over the course of 2001, the yield curve experienced a significant downward shift and increase in slope relative to 2000. The ongoing portfolio management process and individual security risk/reward analysis described above led to the sale of individual securities whose forward-looking risk/reward profile given various interest rate scenarios was inferior to other securities available for purchase. The need to optimize the risk/reward profile of the portfolio as a whole in addition to the reduction in the portfolio size as more earning assets were shifted to loans resulted in transactions that generated net realized securities gains of $1.4 million.

During 2000, the Company had increased its holdings in collateralized mortgage obligations ("CMOs"), U.S. government agency mortgage-backed securities and corporate bonds by $70.4, $18.2 and $17.9 million, respectively as part of the Company's strategy to increase its earning asset portfolio by purchasing investment securities primarily funded through FHLB borrowings. The portfolio management process, investment objectives, and risk/reward analysis described above led the increase in the investment portfolio to be over-weighted toward CMOs due to their risk/reward characteristics. In addition, over the course of 2000, principal cash flows were primarily reinvested in CMOs because they offered a better risk/reward profile (due to the structure of the CMO cash flows) relative to mortgage-backed securities.

At December 31, 2001, BNC held no securities of any single issuer, other than U.S. government agency securities and agency mortgage-backed securities and CMOs, that exceeded ten percent of stockholders' equity. A significant portion of the Company's investment securities portfolio (approximately 85 percent at December 31, 2001) was pledged as collateral for public deposits and borrowings, including borrowings with the FHLB.

Loan Portfolio. The Company's primary source of income is interest earned on loans. Net loans increased $51.1 million, or 19 percent, to $316.5 million at December 31, 2001 as compared to $265.3 million at December 31, 2000. In 2000, net loans increased $6.2 million, or 2.4 percent, as compared to December 31, 1999. The following table presents the composition of the Company's loan portfolio as of the dates indicated:

Loan Portfolio Composition (1)

	December 31,									
	2001		2000		1999		1998		1997	
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
	(dollars in thousands)									
Commercial and industrial	$ 109,143	34.5	$ 112,407	42.4	$ 111,236	42.9	$ 107,886	44.2	$ 96,780	44.5
Real estate mortgage	136,219	43.0	90,622	34.2	91,906	35.5	76,692	31.4	56,408	26.0
Real estate construction	34,872	11.0	25,301	9.6	16,026	6.2	20,831	8.5	18,215	8.4
Agricultural	19,810	6.3	15,775	5.9	16,679	6.4	19,777	8.1	21,064	9.7
Consumer/other	13,685	4.3	14,888	5.6	15,116	5.8	14,761	6.1	18,726	8.6
Lease financing	7,578	2.4	10,202	3.8	11,307	4.4	7,422	3.0	9,211	4.2
Total face amount of loans	321,307	101.5	269,195	101.5	262,270	101.2	247,369	101.3	220,404	101.4
Unearned income and net unamortized deferred fees and costs	(516)	(0.1)	(270)	(0.1)	(219)	(0.1)	(188)	(0.1)	(255)	(0.1)
Loans, net of unearned income and unamortized fees and costs	320,791	101.4	268,925	101.4	262,051	101.1	247,181	101.2	220,149	101.3
Less allowance for credit losses	(4,325)	(1.4)	(3,588)	(1.4)	(2,872)	(1.1)	(2,854)	(1.2)	(2,919)	(1.3)
Net loans	$ 316,466	100.00	$ 265,337	100.00	$ 259,179	100.0	$ 244,327	100.0	$ 217,230	100.0

(1) From continuing operations for all periods presented.

The following table presents, for the periods indicated, the amount and percent of change in each category of loans in the Company's loan portfolio. Material changes are discussed in lettered explanations below the table:

Change in Loan Portfolio Composition (1)

	Increase (Decrease)					
	2001 - 2000			2000 - 1999		
	$	%		$	%	
	(dollars in thousands)					
Commercial and industrial	$ (3,264)	(3)%		$ 1,171	1%	
Real estate mortgage	45,597	50%	(a)	(1,284)	(1)%	
Real estate construction	9,571	38%	(b)	9,275	58%	
Agricultural	4,035	26%		(904)	(5)%	
Consumer/other	(1,203)	(8)%		(228)	(2)%	
Lease financing	(2,624)	(26)%		(1,105)	(10)%	
Total face amount of loans	52,112	19%		6,925	3%	
Unearned income/unamortized fees and costs	(246)	(91)%		(51)	(23)%	
Loans, net of unearned income/unamortized fees and costs	51,866	19%		6,874	3%	
Allowance for credit losses	(737)	(21)%		(716)	(25)%	
Net Loans	$ 51,129	19%	(c)	$ 6,158	2%	(c)

(1) From continuing operations for all periods presented.

(a) Increase in 2001 is attributable to commercial real estate loan volume generated out of Minnesota, Arizona, and North Dakota.

(b) Increased originations of commercial real estate construction loans primarily in the Minnesota and Arizona markets.

(c) Net loans outstanding did not increase significantly in 2000 although the Company generated and sold a significant volume of loans during the year. During 2001, the Company increased its net loans $51.1 million or 19 percent as part of a strategic shift in the earning asset mix from investment securities to loans, primarily commercial real estate loans. Despite the solid rise in net loans in 2001, the increase in net loans presented in the above table for the prior 24 months is not reflective of the business generated by the Company. Loans originated were $533.5 million at December 31, 2001 compared with $459.0 and $382.4 million at December 31, 2000 and 1999, respectively. Loans are originated and sold primarily for legal lending limit and industry concentration reasons.

While prospects for continued loan growth appear favorable, management cannot predict with any degree of certainty the Company's future loan growth potential.

Credit Policy and Approval Procedures. BNC follows a uniform credit policy that sets forth underwriting and loan administration criteria. The loan policy, including lending guidelines for the various types of credit offered by the Company, is established by the Board of Directors (the "Board") based upon the recommendations of senior lending management. Credit committees may be established at either the Bank or corporate level. The loan policy is reviewed and reaffirmed by the Board at least annually. Underwriting criteria are based upon the risks associated with each type of credit offered, the related borrowers and types of collateral.

The Company delegates lending decision authority among various lending officers and the credit committees based on the size of the customer's credit relationship with BNC. All loans and commitments approved in excess of $300,000 are presented to the Board on a monthly basis for summary review. Any exceptions to loan policies and guidelines, to the extent the credit relationship amount exceeds individual loan officer lending authorities, are subject to special approval by the Banks' Chief Credit Officer or the Executive Credit Committee.

Loan Participations. Pursuant to BNC's lending policy, loans may not exceed 85 percent of the Banks' legal lending limits (except to the extent collateralized by U.S. Treasury securities or Bank deposits and, accordingly, excluded from the Banks' legal lending limit). To accommodate customers whose financing needs exceed lending limits and internal loan restrictions relating primarily to industry concentration, the Banks sells loan participations to outside participants without recourse. Loan participations sold on a nonrecourse basis to outside financial institutions were as follows as of the dates indicated:

Loan Participations Sold (1)

December 31, (in thousands)	
2001	$ 212,167
2000	189,763
1999	120,100
1998	56,700
1997	65,800

(1) From continuing operations for all periods presented.

The Banks generally retain the right to service the loans as well as the right to receive a portion of the interest income on the loans. Many of the loans sold by the Banks are commercial lines of credit for which balances and related payment streams cannot be reasonably estimated in order to determine the fair value of the servicing rights and/or future interest income retained by the Banks. See Note 1 to the Consolidated Financial Statements for further discussion of accounting policies related to loans. Management cannot reliably predict BNC's ability to continue to generate or sell loan participations or the terms of any such sales.

Concentrations of Credit. The Company's credit policies emphasize diversification of risk among industries, geographic areas and borrowers. For purposes of the analysis of concentrations of credit as of December 31, 2001 the total outstanding loans as well as all outstanding loan commitments were included. As of December 31, 2001, the Company identified three concentrations of loans exceeding ten percent of total loans and loan commitments outstanding. These concentrations were in real estate, lodging places and construction, which represented 25.1, 11.2 and 12.1 percent, respectively, of total loans and loan commitments outstanding.

The real estate loans and commitments were extended to 136 customers who are diversified across the Company's market areas and who can be generally categorized as indicated below:

	Number of customers	Percent of total outstanding loans and loan commitments
Non-residential and apartment building operators, developers and lessors of real property	81	18.8%
Real estate holding companies	55	6.3%
Total	136	25.1%

The lodging loans and commitments were extended to 23 customers whose properties are located throughout the United States. Loans in this category are made primarily to borrowers that have seasoned hotel portfolios that are well diversified by location, property type and chain.

Loans and commitments in the construction category were extended to 76 customers who are located primarily in Minnesota, Iowa and North and South Dakota and who can be generally categorized as indicated below:

	Number of customers	Percent of total outstanding loans and loan commitments
General building contractors	33	8.3%
Heavy construction, excluding building	18	3.0%
Special trade contractors	25	.8%
Total	76	12.1%

The contractors are involved in various aspects of the construction industry, including highway and street construction, water/sewer drilling, plumbing, heating and air conditioning, commercial painting, electrical, concrete and excavating and foundation contractors. Loans in this category are secured, in many cases, by construction equipment.

The Company continually monitors industry and other credit concentrations as part of its credit risk management strategies. In cases where significant concentrations exist without sufficient diversification and other mitigating factors, BNC generally sells loans without recourse to outside financial institutions.

Agricultural Loans. BNC's agricultural loan portfolio totals approximately $19.8 million, or 6.3 percent of total loans. Within the portfolio, loans are diversified by type and include loans to grain and/or livestock producers, agricultural real estate loans, machinery and equipment and other types of loans. The majority of the Company's agricultural loans are extended to borrowers located in North Dakota, and are diversified over several counties. As of December 31, 2001, there were no agricultural loans classified as nonperforming.

Loan Maturities. The following table sets forth the remaining maturities of loans in each major category of BNC's portfolio as of December 31, 2001. Actual maturities may differ from the contractual maturities shown below as a result of renewals and prepayments. Loan renewals are evaluated in the same manner as new credit applications:

Maturities of Loans (1)

	One year or less	Over 1 year through 5 years: Fixed rate	Over 1 year through 5 years: Floating rate	Over 5 years: Fixed rate	Over 5 years: Floating rate	Total
	(in thousands)					
Commercial and industrial	$ 43,970	$ 23,038	$ 33,692	$ 1,588	$ 6,855	$ 109,143
Real estate mortgage	28,874	23,015	43,979	26,861	13,490	136,219
Real estate construction	20,110	235	14,527	—	—	34,872
Agricultural	11,412	3,559	1,787	1,100	1,952	19,810
Consumer/other	7,156	3,472	2,671	386	—	13,685
Lease financing	328	6,911	—	339	—	7,578
Total face amount of loans	$ 111,850	$ 60,230	$ 96,656	$ 30,274	$ 22,297	$ 321,307

(1) Maturities are based upon contractual maturities. Floating rate loans include loans that would reprice prior to maturity if base rates change. See - "Quantitative and Qualitative Disclosures about Market Risk," for further discussion regarding repricing of loans and other assets.

Interest Rate Caps and Floors. From time to time the Company may use off-balance-sheet instruments, principally interest rate caps and floors, to adjust the interest rate sensitivity of on-balance-sheet items, including loans. See - "Liquidity, Market and Credit Risk," "Quantitative and Qualitative Disclosures about Market Risk," and Notes 1 and 14 to the Consolidated Financial Statements for further discussion about accounting policies applicable to derivative financial instruments and currently outstanding instruments.

Nonperforming Loans and Assets. BNC's lending personnel are responsible for continuous monitoring of the quality of the loan portfolio. Officer compensation depends, to a substantial extent, on maintaining loan quality and dealing with credit issues in a timely and proactive manner. Lenders are not compensated for growth at the expense of credit quality. Loan officers are responsible for regular reviews of past due loans in their respective portfolios. The loan portfolio is also monitored regularly and examined by the Company's loan review personnel. Loans demonstrating weaknesses are downgraded in a timely fashion and the Board receives a listing of all such loans on a monthly basis.

The following table sets forth, as of the dates indicated, the amounts of nonperforming loans and other assets, the allowance for credit losses and certain related ratios:

Nonperforming Assets (1)

	December 31, 2001	2000	1999	1998	1997
	(dollars in thousands)				
Nonperforming loans:					
Loans 90 days or more delinquent and still accruing interest	$ 983	$ 221	$ 22	$ 307	$ 1,016
Nonaccrual loans (2) (3) (4)	3,391	343	1,620	2,042	376
Restructured loans (2) (3)	5	16	16	44	104
Total nonperforming loans	4,379	580	1,658	2,393	1,496
Other real estate owned and repossessed assets	70	84	1,207	2,112	—
Total nonperforming assets	$ 4,449	$ 664	$ 2,865	$ 4,505	$ 1,496
Allowance for credit losses	$ 4,325	$ 3,588	$ 2,872	$ 2,854	$ 2,919
Ratio of total nonperforming loans to total loans	1.36%	.22%	.63%	.97%	.68%
Ratio of total nonperforming assets to total assets	.76%	.12%	.63%	1.21%	.43%

(1) From continuing operations for all periods presented.

(2) If the Company's nonaccrual and restructured loans had been current in accordance with their original terms, BNC would have recognized additional interest income of $84,000, $29,000 and $112,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

(3) The interest income on nonaccrual and restructured loans actually included in the Company's net income was $3,000, $6,000 and $29,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

(4) Of the $3.4 million of loans classified as nonaccrual at December 31, 2001, $3.0 million relates to two commercial customers. Loans for one of these customers are partially SBA-guaranteed.

Loans 90 days or more delinquent and still accruing interest include loans over 90 days past due which management believes, based on its specific analysis of the loans, do not present doubt about the collection of interest and principal in accordance with the loan contract. Loans in this category must be well-secured and in the process of collection. These loans are monitored closely by BNC lending and management personnel.

Nonaccrual loans include loans on which the accrual of interest has been discontinued. Accrual of interest is discontinued when management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that the collection of interest is doubtful. A delinquent loan is generally placed on nonaccrual status when it becomes 90 days or more past due unless the loan is well-secured and in the process of collection. When a loan is placed on nonaccrual status, accrued but uncollected interest income applicable to the current reporting period is reversed against interest income of the current period. Accrued but uncollected interest income applicable to previous reporting periods is charged against the allowance for credit losses. No additional interest is accrued on the loan balance until the collection of both principal and interest becomes reasonably certain. When a problem loan is finally resolved, there may ultimately be an actual write down or charge-off of the principal balance of the loan which may necessitate additional charges to earnings. As noted above, of the $3.4 million of loans in this category at December 31, 2001, $3.0 million relates to two commercial customers and loans for one of these customers are partially SBA-guaranteed.

Restructured loans are those for which concessions, including a reduction of the interest rate or the deferral of interest or principal, have been granted due to the borrower's weakened financial condition. Interest on restructured loans is accrued at the restructured rates when it is anticipated that no loss of its original principal will occur.

Other real estate owned and repossessed assets represents properties and other assets acquired through, or in lieu of, loan foreclosure. Such properties and assets are included in other assets in the balance sheets. They are initially recorded at fair value at the date of acquisition establishing a new cost basis. Write-downs to fair value at the time of acquisition are charged to the allowance for credit losses. After foreclosure, valuations are periodically performed by management and the real estate or assets are carried at the lower of carrying amount or fair value less cost to sell. Write-downs, revenues and expenses incurred subsequent to foreclosure are charged to operations as recognized / incurred.

Potential Problem Loans. In accordance with accounting standards, the Company identifies loans considered impaired and the valuation allowance attributable to these loans. Impaired loans generally include loans on which management believes, based on current information and events, it is probable that the Company will not be able to collect all amounts due in accordance with the terms of the loan agreement and which are analyzed for a specific reserve allowance. BNC generally considers all loans risk-graded substandard and doubtful as well as nonaccrual and restructured loans as impaired. Impaired loans at December 31, 2001, not including the past due, nonaccrual and restructured loans reported above, totaled $11.6 million. A significant portion of these loans are not in default but may have characteristics such as recent adverse operating cash flows or general risk characteristics that the loan officer feels might jeopardize the future timely collection of principal and interest payments. The ultimate resolution of these credits is subject to changes in economic conditions and other factors. These loans are closely monitored to ensure that the Company's position as creditor is protected to the fullest extent possible.

Allowance for Credit Losses. The Company maintains its allowance for credit losses at a level considered adequate to provide for an estimate of probable losses related to specifically identified loans as well as probable losses in the remaining loan and lease portfolio that have been incurred as of each balance sheet date. The loan and lease portfolio and other credit exposures are reviewed regularly to evaluate the adequacy of the allowance for credit losses. In determining the level of the allowance, the Company evaluates the allowance necessary for specific nonperforming loans and also estimates losses in other credit exposures. The resultant three allowance components are as follows:

Specific Reserve. The amount of specific reserves is determined through a loan-by-loan analysis of problem loans over a minimum size that considers expected future cash flows, the value of collateral and other factors that may impact the borrower's ability to make payments when due. Included in this group are those nonaccrual or renegotiated loans which meet the criteria as being "impaired" under the definition in SFAS 114. A loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. Problem loans also include those credits that have been internally classified as credits requiring management's attention due to underlying problems in the borrower's business or collateral concerns. Ranges of loss are determined based on best- and worst-case scenarios for each loan.

Reserves for Homogeneous Loan Pools. The Company makes a significant number of loans and leases which, due to their underlying similar characteristics, are assessed for loss as "homogeneous" pools. Included in the homogeneous pools are loans and leases from the retail sector and commercial loans under a certain size, which have been excluded from the specific reserve allocation previously discussed. The Company segments the pools by type of loan or lease and using historical loss information estimates a loss reserve for each pool.

Special Reserve. The Company's senior lending management also allocates reserves for special situations, which are unique to the measurement period. These include environmental factors, such as economic conditions in certain geographical or industry segments of the portfolio, economic trends in the retail lending sector and peer-group loss history.

Continuous credit monitoring processes and the analysis of loss components is the principal method relied upon by management to ensure that changes in estimated credit loss levels are reflected in the Company's allowance for credit losses on a timely basis. Management also considers experience of peer institutions and regulatory guidance in addition to the Company's own experience.

Loans, leases and other extensions of credit deemed uncollectible are charged to the allowance. Subsequent recoveries, if any, are credited to the allowance. Actual losses may vary from current estimates and the amount of the provision may be either greater than or less than actual net charge-offs. The related provision for credit losses, which is charged to income, is the amount necessary to adjust the allowance to the level determined appropriate through application of the above process.

At year end 2001, the Company's total allowance was $4.3 million which equates to approximately 3.9 times and 3.2 times the average charge-offs for the last three and five years respectively, and 5.1 and 4.3 times the average net charge-offs for the same three-and five-year periods, respectively. Because historical charge-offs are not necessarily indicative of future charge-off levels, the Company also gives consideration to other risk indicators when determining the appropriate allowance level. The Company's charge-off policy is generally consistent with regulatory standards.

Historically, senior lending management in each of BNCCORP's banking subsidiaries has been responsible for assessing the adequacy of the respective subsidiary's allowance for credit losses and making provision for credit losses recommendations to the appropriate board of directors. However, the Company's Vice President-Chief Internal Credit Review Manager and Chief Credit Officer now have the responsibility of affirming the Company's allowance methodology, performing an annual credit loss migration analysis and assessing the allowance components in relation to estimated and actual charge-off trends. This analysis is presented to members of BNCCORP's Credit Loss Review Committee who are responsible for assessing and reporting on the appropriateness of the allowance for credit losses as well as recommending revisions to the Company's methodology for determining the adequacy of the allowance as they become necessary.

Concentrations of credit risk are discussed under "-Concentrations of Credit." Concentrations exist in real estate, lodging and construction loans and commitments. Additionally, a geographic concentration of credit risk also arises because BNCCORP has operated primarily in the upper midwest with 82 percent of loans outstanding as of December 31, 2001 having been extended to customers in Minnesota, North Dakota and South Dakota. Other groups of credit risk may not constitute a significant concentration, but are analyzed based on other evident risk factors for the purpose of determining an adequate allowance level.

Nonperforming and potential problem loans are defined and discussed under "-Nonperforming Loans and Assets" and "-Potential Problem Loans." Nonperforming loans increased from $580,000 at December 31, 2000 to $4.4 million at December 31, 2001. Many of these loans are specifically analyzed for purposes of determining the adequacy of the allowance for credit losses. Of the $4.4 million of nonperforming loans at December 31, 2001, $3.0 million relates to two commercial customers.

Estimating the risk and amount of loss on any loan is subjective and ultimate losses may vary from current estimates. Although management believes that the allowance for credit losses is adequate to cover probable losses in the loan portfolio, there can be no assurance that the allowance will prove sufficient to cover actual credit losses in the future. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the adequacy of the Company's allowance for credit losses. Such agencies may require BNC to make additional provisions to the allowance based upon their judgments about information available to them at the time of their examination.

The following table summarizes, for the periods indicated, activity in the allowance for credit losses, including amounts of loans charged-off, amounts of recoveries, additions to the allowance charged to operating expense, the ratio of net charge-offs to average total loans, the ratio of the allowance to total loans at the end of each period and the ratio of the allowance to nonperforming loans:

Analysis of Allowance for Credit Losses (1)

	For the Years ended December 31,				
	2001	2000	1999	1998	1997
	(dollars in thousands)				
Balance of allowance for credit losses, beginning of period	$ 3,588	$ 2,872	$ 2,854	$ 2,919	$ 1,545
Charge-offs:					
Commercial and industrial	542	574	1,090	1,316	1,319
Real estate mortgage	99	58	10	66	24
Agricultural	—	16	35	—	—
Consumer/other	213	39	137	73	107
Lease financing	411	68	18	—	471
Total charge-offs	1,265	755	1,290	1,455	1,921
Recoveries:					
Commercial and industrial	140	100	86	151	744
Real estate mortgage	30	96	1	26	9
Agricultural	1	33	—	—	—
Consumer/other	132	25	71	12	24
Lease financing	—	15	12	—	—
Total recoveries	303	269	170	189	777
Net charge-offs	(962)	(486)	(1,120)	(1,266)	(1,144)
Provision for credit losses charged to operations	1,699	1,202	1,138	1,201	2,518
Balance of allowance for credit losses, end of period	$ 4,325	$ 3,588	$ 2,872	$ 2,854	$ 2,919
Ratio of net charge-offs to average loans	(.31%)	(.19%)	(.45%)	(.54%)	(.53%)
Average gross loans outstanding during the period	$ 309,661	$ 255,798	$ 250,158	$ 234,342	$ 214,053
Ratio of allowance for credit losses to total loans	1.35%	1.33%	1.10%	1.15%	1.33%
Ratio of allowance for credit losses to nonperforming loans	99%	619%	173%	119%	195%

(1) From continuing operations for all periods presented.

Included in the data above relating exclusively to a former officer are special provisions of $454,000 and $1.9 million, charge-offs of approximately $639,000 and $1.8 million and recoveries of approximately $153,000 and $690,000 for the years ended December 31, 1998 and 1997, respectively. The recoveries primarily represent payments from the Company's fidelity bond carrier.

The table below presents, for the periods indicated, an allocation of the allowance for credit losses among the various loan categories and sets forth the percentage of loans in each category to gross loans. The allocation of the allowance for credit losses as shown in the table should neither be interpreted as an indication of future charge-offs, nor as an indication that charge-offs in future periods will necessarily occur in these amounts or in the indicated proportions.

Allocation of the Allowance for Loan Losses (1)

	December 31,									
	2001		2000		1999		1998		1997	
	Amount of allowance	Loans in category as a percentage of total gross loans	Amount of allowance	Loans in category as a percentage of total gross loans	Amount of allowance	Loans in category as a percentage of total gross loans	Amount of allowance	Loans in category as a percentage of total gross loans	Amount of allowance	Loans in category as a percentage of total gross loans
	(dollars in thousands)									
Commercial and industrial	$ 2,586	34%	$ 2,066	42%	$ 1,356	43%	$ 1,155	44%	$ 931	44%
Real estate mortgage	1,038	42%	702	34%	712	35%	667	31%	441	26%
Real estate construction	137	11%	112	10%	151	6%	129	8%	311	8%
Agricultural	267	6%	342	6%	220	6%	252	8%	139	10%
Consumer/other	118	5%	128	5%	138	6%	217	6%	174	8%
Lease financing	179	2%	145	3%	88	4%	133	3%	136	4%
Unallocated	—	0%	93	0%	207	0%	301	0%	787	0%
Total	$ 4,325	100%	$ 3,588	100%	$ 2,872	100%	$ 2,854	100%	$ 2,919	100%

(1) From continuing operations for all periods presented.

Deposits. BNC's core deposits consist of noninterest-and interest-bearing demand deposits, savings deposits, certificates of deposit under $100,000, certain certificates of deposit of $100,000 and over and public funds. These deposits, along with other borrowed funds are used by the Company to support its asset base. See "-Borrowed Funds."

The following table sets forth, for the periods indicated, the distribution of BNC's average deposit account balances and average cost of funds rates on each category of deposits. See "Results of Operations-Net Interest Income" for an explanation of changes in deposit volume and costs during the periods presented:

Average Deposits and Deposit Costs (1)

	For the Years Ended December 31,								
	2001			2000			1999		
	Average balance	Percent of deposits	Wgtd. avg. rate	Average balance	Percent of deposits	Wgtd. avg. rate	Average balance	Percent of deposits	Wgtd. avg. rate
	(dollars in thousands)								
Interest-bearing demand deposits	$ 159,198	42.22%	3.13%	$ 136,450	41.15%	5.38%	$ 91,671	31.22%	3.96%
Savings deposits	3,813	1.01%	1.49%	4,097	1.24%	2.10%	6,294	2.14%	2.05%
Time deposits (CDs):									
CDs under $100,000	104,802	27.79%	5.37%	108,170	32.63%	5.58%	125,470	42.72%	5.16%
CDs $100,000 and over	77,140	20.46%	5.75%	54,177	16.34%	6.29%	43,140	14.69%	5.35%
Total time deposits	181,942	48.25%	5.54%	162,347	48.97%	5.81%	168,610	57.41%	5.20%
Total interest-bearing deposits	344,953	91.48%	4.38%	302,894	91.36%	5.57%	266,575	90.77%	4.70%
Noninterest-bearing demand deposits	32,152	8.52%	—	28,656	8.64%	—	27,094	9.23%	—
Total deposits	$ 377,105	100.00%	4.01%	$ 331,550	100.0%	5.09%	$ 293,669	100.0%	4.27%

(1) From continuing operations for all periods presented.

In recent years, earning asset growth has outpaced core deposit growth resulting in the use of brokered and out of market certificates of deposit and other borrowed funds. See "-Borrowed Funds." This trend has been common in the banking industry because of the proliferation of non-bank competitors and the multitude of financial and investment products available to customers as well as the need to utilize such funds in the process of the Company's overall balance sheet management. At times, access to brokered and out of market deposits is available at maturities and rates more favorable than those available in the Company's local markets. As of December 31, 2001, BNC held a total of $34.0 million of "National" market certificates of deposit and $34.4 million of brokered certificates of deposit. Under current FDIC regulations, only "well capitalized" financial institutions may fund themselves with brokered deposits without prior approval of regulators. BNC – Minnesota and BNC – Arizona were both well capitalized at December 31, 2001. See Note 12 to the Consolidated Financial Statements for a summary of capital status of the Banks.

Time deposits in denominations of $100,000 and more totaled $83.8 million at December 31, 2001 as compared to $61.7 and $46.8 million at December 31, 2000 and 1999, respectively. The following table sets forth the amount and maturities of time deposits of $100,000 or more as of December 31, 2001:

Time Deposits of $100,000 and Over

(in thousands)

Maturing in:	
3 months or less	$ 9,693
Over 3 months through 6 months	9,306
Over 6 months through 12 months	20,348
Over 12 months	44,462
Total	$ 83,809

Borrowed Funds. BNC uses short-term borrowings to support its asset base. These borrowings include federal funds purchased and U.S. Treasury tax and loan note option accounts, securities sold under agreements to repurchase and FHLB borrowings. At December 31, 2001, short-term borrowings were $118.0 million, or 22 percent of total liabilities, as compared to $150.4 million, or 28 percent of total liabilities, at December 31, 2000 and $88.7 million, or 20 percent of total liabilities, at December 31, 1999. See Note 9 to the Consolidated Financial Statements for a listing of borrowings outstanding at December 31, 2001 and 2000, including interest rates and terms.

The following table provides a summary of the Company's short-term borrowings and related cost information as of, or for the periods ended, December 31:

Short-Term Borrowings (1)

	2001	2000	1999
	(dollars in thousands)		
Short-term borrowings outstanding at period end	$ 117,973	$ 150,428	$ 88,700
Weighted average interest rate at period end	5.01%	6.30%	5.74%
Maximum month-end balance during the period	$ 153,759	$ 197,024	$ 94,300
Average borrowings outstanding for the period	$ 128,911	$ 158,244	$ 61,993
Weighted average interest rate for the period	5.92%	6.32%	5.33%

(1) From continuing operations for all periods presented.

As of December 31, 2001, the Company had no outstanding long-term debt. During 2001, the Company purchased and retired $82,000 of its 8 5/8 percent subordinated notes due May 31, 2004 ("the Notes") at a discount using cash generated from the sale of BNC Financial. On August 31, 2001, the Company redeemed the remaining $12.6 million of the Notes at par through exercise of its call option on the Notes. The remaining $12.6 million of the Notes were redeemed using a portion of the cash generated from the issuance of trust preferred securities through the establishment of BNC Statutory Trust II (see Note 10 of the Consolidated Financial Statements for further discussion of the Company's trust preferred securities). The transactions and redemption of the Notes resulted in an extraordinary loss of $134,000 ($0.06 per diluted share) net of income taxes of ($70,000).

Guaranteed Preferred Beneficial Interests in Company's Subordinated Debentures. In July 2000, the Company established a special purpose trust for the purpose of issuing $7.5 million trust preferred securities. The trust preferred securities qualify as Tier 1 capital of the Company up to certain limits. See Note 10 to the Consolidated Financial Statements for a complete description of the trust preferred securities.

In July 2001, the Company established an additional special purpose trust for the purpose of issuing $15.0 million of floating rate trust preferred securities. The trust preferred securities qualify as Tier 1 capital of the Company up to certain limits. The Company used $12.6 million of the proceeds from the special purpose trust established in 2001 to retire its remaining $12.6 million 8 5/8 percent subordinated notes due May 31, 2004. See Note 10 to the Consolidated Financial Statements for a complete description of the trust preferred securities.

Capital Resources and Expenditures. BNC's management actively monitors compliance with bank regulatory capital requirements, including risk-based and leverage capital measures. Under the risk-based capital method of capital measurement, the ratio computed is dependent on the amount and composition of assets recorded on the balance sheet, and the amount and composition of off-balance sheet items, in addition to the level of capital. Note 12 to the Consolidated Financial Statements includes a summary of the risk-based and leverage capital ratios of BNC and its subsidiary banks as of December 31, 2001 and 2000. As of each of those dates, BNC and the Banks exceeded capital adequacy requirements and the Banks were considered "well capitalized" under prompt corrective action provisions.

During 2000, the Company completed construction of an office building in Fargo, North Dakota. The total cost to complete the construction and provide furniture and equipment for the building was $6.4 million and was funded through cash generated from operations. There were no other major capital expenditures made during 2001, 2000 or 1999.

Liquidity, Market and Credit Risk

The Company's business activities generate, in addition to other risks, significant liquidity, market and credit risks. Liquidity risk is the possibility of being unable to meet all present and future financial obligations in a timely manner. Market risk arises from changes in interest rates, exchange rates, commodity prices and equity prices and represents the possibility that changes in future market rates or prices will have a negative impact on the Company's earnings or value. The Company's principal market risk is interest rate risk. See - "Quantitative and Qualitative Disclosures about Market Risk." Credit risk is the possibility of loss from the failure of a customer to perform according to the terms of a contract. BNC is a party to transactions involving financial instruments that create risks that may or may not be reflected on a traditional balance sheet. These financial instruments can be subdivided into three categories:

> Cash financial instruments, generally characterized as on-balance-sheet items, include investments, loans, mortgage-based securities, deposits and other debt obligations.

Credit-related financial instruments, generally characterized as off-balance-sheet items, include such instruments as commitments to extend credit and standby letters of credit.

Derivative financial instruments, on-balance-sheet items as of January 1, 2001, include such instruments as interest rate, foreign exchange, commodity price and equity price contracts, including forwards, swaps and options.

The Company's risk management policies are intended to monitor and limit exposure to liquidity, market and credit risks that arise from each of these financial instruments. See "-Loan Portfolio" for a discussion of the Company's credit risk management strategies.

Liquidity Risk Management. Liquidity risk management encompasses the Company's ability to meet all present and future financial obligations in a timely manner. The objectives of liquidity management policies are to maintain adequate liquid assets, liability diversification among instruments, maturities and customers and a presence in both the wholesale purchased funds market and the retail deposit market.

The Consolidated Statements of Cash Flows in the Consolidated Financial Statements present data on cash and cash equivalents provided by and used in operating, investing and financing activities. In addition to liquidity from core deposit growth, together with repayments and maturities of loans and investments, BNC utilizes brokered deposits, sells securities under agreements to repurchase and borrows overnight federal funds. The Banks are members of the FHLB, which affords them the opportunity to borrow funds in terms ranging from overnight to ten years and beyond. Borrowings from the FHLB are generally collateralized by the Banks' mortgage loans and various investment securities. See "-Investment Securities" and Notes 4 and 9 to the Consolidated Financial Statements. The Company has also obtained funding through the issuance of its Subordinated Notes and trust preferred securities. See "-Borrowed Funds," "Guaranteed Preferred Beneficial Interests in Company's Subordinated Debentures" and Notes 9 and 10 to the Consolidated Financial Statements for further information on these instruments.

The following table sets forth, for the periods indicated, a summary of the Company's major sources and (uses) of funds. This summary information is derived from the Consolidated Statements of Cash Flows:

Major Sources and Uses of Funds (1)

	For the Years Ended December 31,		
	2001	2000	1999
	(in thousands)		
Proceeds from sales and maturities of investment securities	$ 205,808	$ 72,134	$ 127,403
Net increase in deposits	45,505	37,753	40,212
Proceeds from issuance of subordinated notes	14,429	7,220	—
Purchases of investment securities	(162,321)	(178,827)	(185,958)
Net increase in loans	(53,132)	(7,630)	(16,160)
Net increase (decrease) in short-term borrowings	(32,467)	61,728	39,410
Net decrease in long-term borrowings	(13,000)	(1,921)	(14,520)

(1) From continuing operations for all periods presented.

BNC's liquidity is measured by its ability to raise cash when it needs it at a reasonable cost and with a minimum of loss. Given the uncertain nature of our customers' demands as well as the Company's desire to take advantage of earnings enhancement opportunities, the Company must have adequate sources of on- and off-balance sheet funds that can be acquired in time of need. Accordingly, in addition to the liquidity provided by balance sheet cash flows, liquidity is supplemented with additional sources such as credit lines with the FHLB, credit lines with correspondent banks for federal funds, wholesale and retail repurchase agreements, brokered certificates of deposit and direct non-brokered "National" certificates of deposit through national deposit networks. BNC's management measures its liquidity position on a monthly basis. Key factors that determine the Company's liquidity are the reliability or stability of its deposit base, the pledged/non-pledged status of its investments and potential loan demand. BNC's liquidity management system divides the balance sheet into liquid assets, and short-term liabilities that are assumed to be vulnerable to non-replacement under abnormally stringent conditions. The excess of liquid assets over short-term liabilities is measured over a 30-day planning horizon. Assumptions for short-term liabilities vulnerable to non-replacement under abnormally stringent conditions are based on a historical analysis of the month-to-month percentage changes in deposits. The excess of liquid assets over short-term liabilities and other key factors such as expected loan demand as well as access to other sources of liquidity such as lines with the FHLB, federal funds, and those other supplemental sources listed above are tied together to provide a measure of the Company's liquidity. Management has a targeted range and manages its operations such that these targets can be achieved. Management believes that its prudent management policies and guidelines will ensure adequate levels of liquidity to fund anticipated needs of on- and off-balance-sheet items. In addition, a contingency funding policy statement identifies actions to be taken in response to an adverse liquidity event.

Forward Looking Statements

Statements included in "Management's Discussion and Analysis" which are not historical in nature are intended to be, and are hereby identified as "forward looking statements" for purposes of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended. The Company cautions readers that forward looking statements, including without limitation, those relating to the Company's future business prospects, revenues, working capital, liquidity, capital needs, interest costs and income, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward looking statements due to several important factors. These factors include, but are not limited to: risks of loans and investments, including dependence on local economic conditions; competition for the Company's customers from other providers of financial services; possible adverse effects of changes in interest rates including the effects of such changes on derivative contracts and associated accounting consequenses; risks associated with the Company's acquisition strategy; and other risks which are difficult to predict and many of which are beyond the control of the Company.

Effects of Inflation

Unlike most industrial companies, the assets and liabilities of financial institutions are primarily monetary in nature. Therefore, banking organizations do not necessarily gain or lose due to the effects of inflation. Changes in interest rates, which are a major determinant of a financial service organization's profitability, do not necessarily correspond to changes in the prices of goods and services. An analysis of a banking organization's asset and liability structure provides the best indication of how the organization is positioned to respond to changing interest rates and maintain profitability.

The financial statements and supplementary financial data have been prepared, primarily, on a historical basis which is mandated by accounting principles generally accepted in the United States. Fluctuations in the relative value of money due to inflation or recession are generally not considered.

Recently Issued Accounting Pronouncements

The Company adopted the Financial Accounting Standards Board's ("FASB's") Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," ("SFAS 133"), as amended, on January 1, 2001. SFAS 133 requires all derivative financial instruments, including certain derivative instruments embedded in other contracts, be recorded in the consolidated balance sheet as either an asset or liability measured at its fair value. The fair value of the Company's derivative financial instruments is determined based on quoted market prices for comparable transactions, if available, or a valuation model that calculates the present value of expected future cash flows. Changes in the fair value of derivative financial instruments are required to be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires formal documentation designation and assessment of effectiveness of transactions that receive hedge accounting. See Note 1 to the Consolidated Financial Statements for a summary of the impact of the Company's adoption of SFAS 133.

On June 29, 2001, the FASB issued Statement of Financial Accounting Standards No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets" ("SFAS 141" and "SFAS 142"). SFAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. Under SFAS 142, goodwill and intangible assets with indefinite lives will no longer be amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment. Separable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives (but with no maximum life). The Company has adopted the provisions of SFAS 142 effective January 1, 2002.

In July 2001, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 102, "Selected Loan Loss Allowance Methodology and Documentation Issues" ("SAB 102"). SAB 102 expresses the SEC staff's views on the development, documentation, and application of a systematic methodology as required by its Financial Reporting Release No. 28 (issued in December 1986) for determining allowances for loan and lease losses in accordance with generally accepted accounting principles. In particular, the guidance focuses on the documentation the staff normally would expect a registrant to prepare and maintain in support of its allowance for loan losses. Also in July 2001, the federal banking agencies issued their "Policy Statement on Allowance for Loan and Lease Losses Methodologies and Documentation for Banks and Savings Institutions" (the "Policy Statement"). Developed in collaboration with the SEC, the Policy Statement clarifies the agencies' expectations and provides guidance regarding methodologies and documentation support for the allowance for loan and lease losses. SAB 102 and the Policy Statement do not change the guidance in generally accepted accounting principles and in previous SEC and regulatory agency statements but, rather, are intended to improve the allowance for loan and lease losses process and documentation. Therefore, adoption of these two issuances did not materially impact the Company.

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of", and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business (as previously defined in that opinion). SFAS 144 requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and broadens the presentation of discontinued operations to include more disposal transactions than were included under the previous standards. The Company will adopt SFAS 144 on January 1, 2002; however, adoption of the statement is not expected to have a material impact.

Critical Accounting Policies

Allowance for Credit Losses. The Company maintains its allowance for credit losses at a level considered adequate to provide for an estimate of probable losses related to specifically identified loans as well as probable losses in the remaining loan and lease portfolio that have been incurred as of each balance sheet date. The loan and lease portfolio and other credit exposures are reviewed regularly to evaluate the adequacy of the allowance for credit losses. In determining the level of the allowance, the Company evaluates the allowance necessary for specific nonperforming loans and also estimates losses in other credit exposures. The resultant three allowance components are as follows:

Specific Reserve. The amount of specific reserves is determined through a loan-by-loan analysis of problem loans over a minimum size that considers expected future cash flows, the value of collateral and other factors that may impact the borrower's ability to make payments when due. Included in this group are those nonaccrual or renegotiated loans which meet the criteria as being "impaired" under the definition in SFAS 114. A loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. Problem loans also include those credits that have been internally classified as credits requiring management's attention due to underlying problems in the borrower's business or collateral concerns. Ranges of loss are determined based on best- and worst-case scenarios for each loan.

Reserves for Homogeneous Loan Pools. The Company makes a significant number of loans and leases which, due to their underlying similar characteristics, are assessed for loss as "homogeneous" pools. Included in the homogeneous pools are loans and leases from the retail sector and commercial loans under a certain size, which have been excluded from the specific reserve allocation previously discussed. The Company segments the pools by type of loan or lease and using historical loss information estimates a loss reserve for each pool.

Special Reserve. The Company's senior lending management also allocates reserves for special situations, which are unique to the measurement period. These include environmental factors, such as economic conditions in certain geographical or industry segments of the portfolio, economic trends in the retail lending sector and peer-group loss history.

Continuous credit monitoring processes and the analysis of loss components is the principal method relied upon by management to ensure that changes in estimated credit loss levels are reflected in the Company's allowance for credit losses on a timely basis. Management also considers experience of peer institutions and regulatory guidance in addition to the Company's own experience.

Loans, leases and other extensions of credit deemed uncollectible are charged to the allowance. Subsequent recoveries, if any, are credited to the allowance. Actual losses may vary from current estimates and the amount of the provision may be either greater than or less than actual net charge-offs. The related provision for credit losses, which is charged to income, is the amount necessary to adjust the allowance to the level determined appropriate through application of the above process.

Mortgage Servicing and Transfers of Financial Assets. The Banks regularly sell loans to others on a non-recourse basis. Sold loans are not included in the accompanying balance sheets. The Banks generally retain the right to service the loans as well as the right to receive a portion of the interest income on the loans. At December 31, 2001 and 2000, the Banks were servicing loans for the benefit of others with aggregate unpaid principal balances of $235.8 and $216.0 million, respectively. Many of the loans sold by the Banks are commercial lines of credit for which balances and related payment streams cannot be reasonably estimated in order to determine the fair value of the servicing rights and/or future interest income retained by the Banks. Upon sale, any unearned net loan fees or costs are recognized in income. Gains on sales of loans were $22,000, $71,000 and $0 for 2001, 2000 and 1999, respectively, and are included in fees on loans.

Revenue Recognition. The Company recognizes revenue on an accrual basis for interest and dividend income on loans, investment securities, federal funds sold and interest bearing due from accounts. Noninterest income is recognized when it has been realized or is realizable and has been earned. In accordance with existing accounting and industry standards, as well as recent guidance issued by the SEC, the Company considers revenue to be realized or realizable and earned when the following criteria have been met: persuasive evidence of an arrangement exists (generally, there is contractual documentation); delivery has occurred or services have been rendered; the seller's price to the buyer is fixed or determinable; and collectibility is reasonably assured. Additionally, there can be no outstanding contingencies which could ultimately cause the revenue to be passed back to the payor. In the isolated instances where these criteria have not been met, receipts are generally placed in escrow until such time as they can be recognized as revenue.

Quantitative and Qualitative Disclosures About Market Risk

Market risk arises from changes in interest rates, exchange rates, and commodity prices and equity prices and represents the possibility that changes in future market rates or prices will have a negative impact on the Company's earnings or value. The Company's principal market risk is interest rate risk.

Interest rate risk arises from changes in interest rates. Interest rate risk can result from: (1) Re-pricing risk-timing differences in the maturity/re-pricing of assets, liabilities, and off-balance sheet contracts; (2) Options risk - the effect of embedded options, such as loan prepayments, interest rate caps/floors, and deposit withdrawals; (3) Basis risk - risk resulting from unexpected changes in the spread between two or more different rates of similar maturity, and the resulting impact on the behavior of lending and funding rates; and (4) Yield curve risk - risk resulting from unexpected changes in the spread between two or more rates of different maturities from the same type of instrument. The Company has risk management policies to monitor and limit exposure to interest rate risk. To date the Company has not conducted trading activities as a means of managing interest rate risk. BNC's asset/liability management process is utilized to manage the Company's interest rate risk. The measurement of interest rate risk associated with financial instruments is meaningful only when all related and offsetting on-and off-balance-sheet transactions are aggregated, and the resulting net positions are identified. The Company's interest rate risk exposure is actively managed with the objective of managing the level and potential volatility of net interest income in addition to the long-term growth of equity, bearing in mind that the Company will always be in the business of taking on rate risk and that rate risk immunization is not entirely possible. Also, it is recognized that as exposure to interest rate risk is reduced, so too may the overall level of net interest income and equity. In general, the assets and liabilities generated through ordinary business activities do not naturally create offsetting positions with respect to repricing or maturity characteristics. Access to the derivatives market can be an important element in maintaining the Company's interest rate risk position within policy guidelines. Using derivative instruments, principally interest rate floors and caps, the interest rate sensitivity of specific transactions, as well as pools of assets or liabilities, is adjusted to maintain the desired interest rate risk profile. See "-Loan Portfolio-Interest Rate Caps and Floors" and Notes 1 and 14 to the Consolidated Financial Statements for a summary of the Company's accounting policies pertaining to such instruments.

The Company's primary tool in measuring and managing interest rate risk is net interest income simulation. This exercise includes management assumptions regarding the level of interest rate or balance changes on indeterminate maturity deposit products (savings, NOW, money market and demand deposits) for a given level of market rate changes. These assumptions have been developed through a combination of historical analysis and future expected pricing behavior. Interest rate caps and floors are included to the extent that they are exercised in the 12-month simulation period. Additionally, changes in prepayment behavior of the residential mortgage, collateralized mortgage obligations, and mortgage-backed securities portfolios in each rate environment are captured using industry estimates of prepayment speeds for various coupon segments of the portfolio. Finally, the impact of planned growth and anticipated new business activities is factored into the simulation model.

The Company monitors the results of net interest income simulation on a quarterly basis at regularly scheduled Asset/Liability management committee meetings. Each quarter net interest income is simulated for the upcoming 12-month horizon in seven interest scenarios. The scenarios modeled are parallel interest ramps of +/- 100bp, 200bp, and 300bp along with a rates unchanged scenario. The parallel movement of interest rates means all projected market interest rates move up or down by the same amount. A ramp in interest rates means that the projected change in market interest rates occurs over the 12-month horizon projected. For example, in the -100bp scenario, the projected prime rate will decrease from its starting point at December 31, 2001 of 4.75 percent to 3.75 percent 12 months later. The prime rate in this example will decrease 1/12th of the overall decrease of 100 basis points each month. Given the historically low absolute level of market interest rates as of December 31, 2001, the declining rate scenario analyses were limited to –100bp and –200bp for the summary table presented below.

The net interest income simulation results for the 12-month horizon that covers the calendar year of 2002 is shown below. The growth assumption used for this simulation was based on the growth projections built into the Company's 2002 budget. The impact of each interest rate scenario on projected net interest income is displayed before and after the impact of the $20 million cumulative notional 3-year interest rate cap positions on 3-month LIBOR with a 4.50% strike and the $20 million cumulative notional 5-year interest rate cap positions on 3-month LIBOR with a 5.50% strike. The impact of the cap positions is calculated by determining the fair value of the contracts at the end of the 12-month horizon using an interest rate option valuation model. The change in fair value plus any expected cash flow in the various rate scenarios is summed to determine the total net benefit/(cost) of the portfolio of interest rate cap contracts. See Note 1 "Summary of Significant Accounting Policies" and Note 14 "Financial Instruments" included in the Consolidated Financial Statements for further discussion related to the Company's interest rate caps.

Net Interest Income Simulation

(amounts in thousands)

Movement in interest rates	-200bp	-100bp	Unchanged	+100bp	+200bp	+300bp
Projected 12-month net interest income	$ 18,446	$ 18,706	$ 19,861	$ 20,423	$ 20,859	$ 21,400
Dollar change from rates unchanged scenario	(1,415)	(1,155)	—	562	998	1,539
Percentage change from rates unchanged scenario	(7.13)%	(5.82)%	—	2.83%	5.03%	7.75%
Net Benefit/(Cost) of Cumulative $40MM Caps (1)	(834)	(711)	(501)	(191)	229	774
Total net interest income impact with caps	17,612	17,995	19,360	20,232	21,088	22,174
Dollar change from unchanged w/caps	(1,748)	(1,365)	—	872	1,728	2,814
Percentage change from unchanged w/caps	(9.03)%	(7.05)%	—	4.51%	8.93%	14.54%

(1) In May and June 2001, the Company purchased four interest rate cap contracts on 3-month LIBOR with strikes at 4.50% each in the amount of $5 million notional with original terms of three years for total notional of $20 million. The Company also purchased four interest rate cap contracts on 3-month LIBOR with strikes at 5.50% each in the amount of $5 million notional with original terms of five years for total notional of $20 million. On January 1, 2001, the Company adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." See "–Loan Portfolio–Interest Rate Caps and Floors" and Notes 1 and 14 to the Consolidated Financial Statements for further information on accounting policies related to derivative financial investments and the adoption of SFAS 133.

The Company's rate sensitivity position over the projected twelve-month horizon is asset sensitive. This is evidenced by the projected increase of net interest income in the rising interest rate scenarios, and the decrease in net interest income in falling rate scenarios.

Static gap analysis is another tool which may be used for interest rate risk measurement. The net differences between the amount of assets, liabilities, equity and off-balance-sheet instruments repricing within a cumulative calendar period is typically referred to as the "rate sensitivity position" or "gap position." The following table sets forth the Company's rate sensitivity position as of December 31, 2001. Assets and liabilities are classified by the earliest possible repricing date or maturity, whichever occurs first:

Interest Sensitivity Gap Analysis

	Estimated maturity or repricing at December 31, 2001				
	0–3 months	4–12 months	1–5 years	Over 5 Years	Total
			(dollars in thousands)		
Interest-earning assets:					
Cash equivalents	$ 7,626	$ —	$ —	$ —	$ 7,626
Investment securities (1)	23,994	29,692	98,847	66,648	219,181
Fixed rate loans (2)	9,246	18,316	60,230	30,274	118,066
Floating rate loans (2)	200,303	1,099	1,741	98	203,241
Total interest-earning assets	$ 241,169	$ 49,107	$ 160,818	$ 97,020	$ 548,114
Interest-bearing liabilities:					
NOW and money market accounts	$ 166,486	$ —	$ —	$ —	$ 166,486
Savings	4,167	—	—	—	4,167
Time deposits under $100,000	25,388	47,092	37,493	479	110,452
Time deposits $100,000 and over	9,693	29,654	44,343	119	83,809
Borrowings	117,973	—	—	—	117,973
Total interest-bearing liabilities	$ 323,707	$ 76,746	$ 81,836	$ 598	$ 482,887
Interest rate gap	$ (82,538)	$ (27,639)	$ 78,982	$ 96,422	$ 65,227
Cumulative interest rate gap at December 31, 2001	$ (82,538)	$ (110,177)	$ (31,195)	$ 65,227	
Cumulative interest rate gap to total assets	(14.11%)	(18.83%)	(5.33%)	11.15%	

(1) Investment securities are generally reported in the timeframe representing the earliest of repricing date, call date (for callable securities), estimated life or maturity date. Estimated lives of mortgage-backed securities and collateralized mortgage obligations are based on published industry prepayment estimates for securities with comparable weighted average interest rates and contractual maturities.

(2) Loans are stated gross of the allowance for credit losses and are placed in the earliest timeframe in which maturity or repricing may occur.

The table assumes that all savings and interest-bearing demand deposits reprice in the earliest period presented, however, BNC's management believes a significant portion of these accounts constitute a core component and are generally not rate sensitive. Management's position is supported by the fact that aggressive reductions in interest rates paid on these deposits historically has not caused notable reductions in balances.

The table does not necessarily indicate the future impact of general interest rate movements on the Company's net interest income because the repricing of certain assets and liabilities is discretionary and is subject to competitive and other pressures. As a result, assets and liabilities indicated as repricing within the same period may in fact reprice at different times and at different rate levels.

Static gap analysis does not fully capture the impact of embedded options, lagged interest rate changes, administered interest rate products, or certain off-balance-sheet sensitivities to interest rate movements. Therefore, this tool cannot be used in isolation to determine the level of interest rate risk exposure in more complex banking institutions.

Since there are limitations inherent in any methodology used to estimate the exposure to changes in market interest rates, these analyses are not intended to be a forecast of the actual effect of changes in market interest rates such as those indicated above on the Company. Further, this analysis is based on the Company's assets and liabilities as of December 31, 2001 (with forward adjustments for planned growth and anticipated business activities) and does not contemplate any actions the Company might undertake in response to changes in market interest rates.

Corporate Data

Investor Relations

Brenda L. Rebel
BNCCORP, Inc.
322 East Main
Bismarck, North Dakota 58501
Telephone (701) 250-3040
Facsimile (701) 222-3653

Annual Meeting

The 2002 annual meeting of stockholders will be held on Wednesday, June 19, 2002 at 10:00 a.m. (Arizona Time) at The Phoenician, 6000 East Camelback Road, Scottsdale, Arizona.

Independent Public Accountants

Arthur Andersen LLP
45 South Seventh Street
Minneapolis, MN 55402-1611

Securities Listing

BNCCORP, Inc.'s common stock is traded on the NASDAQ Stock Market under the symbol: "BNCC." There were 92 record holders of the Company's common stock at March 15, 2002.

COMMON STOCK PRICES(1)

For the Years Ended December 31,

	2001		2000	
	High	Low	High	Low
First Quarter	$ 8.56	$ 5.94	$ 7.25	$ 5.81
Second Quarter	$ 9.50	$ 7.00	$ 6.94	$ 5.88
Third Quarter	$ 9.41	$ 7.51	$ 6.56	$ 5.75
Fourth Quarter	$ 8.45	$ 7.28	$ 6.50	$ 5.38

(1) High and low prices are as reported by the NASDAQ Stock Market. The quotes represent "inter-dealer" prices without adjustment or mark-ups, mark-downs or commissions and may not represent actual transactions.

Stock Transfer Agent and Registrar

American Stock Transfer & Trust Company
6201 – 15th Avenue
Brooklyn, NY 11219
(718) 236-4588

Directors, BNCCORP, Inc.

Tracy Scott, CPA
Chairman of the Board

Gregory K. Cleveland, CPA
President and Chief Executive Officer

Brenda L. Rebel, CPA
Chief Financial Officer

Brad J. Scott
President, BNC National Bank - Bismarck Branch

David A. Erickson
Retired Former Bank President

Denise Forte-Pathroff, M.D.
Physician, private practice

John A. Hipp, M.D.
Physician, Pathology Consultants, PC

Richard M. Johnsen, Jr.
Chairman of the Board and Chief Executive Officer, Johnsen Trailer Sales, Inc.

Jerry R. Woodcox
President, Arrowhead Cleaners and Laundry, Inc.

Directors, BNCCORP Bank Subsidiary

BNC National Bank

Tracy Scott
Gregory K. Cleveland
Shawn Cleveland Goll
Alois Leier
James D. LaBreche
Herb Brooks
James M. Lehman
Brad J. Scott
Brenda L. Rebel

Subsidiaries

BNC National Bank

Headquarters:
660 South Mill Avenue
Suite 315B
Tempe, AZ 85281

Branches:
Bismarck Main
322 East Main
Bismarck, ND 58501

Bismarck South
219 South 3rd Street
Bismarck, ND 58504

Bismarck North
801 East Century Avenue
Bismarck, ND 58503

Primrose Assisted Living Apartments
1144 College Drive
Bismarck, ND 58501

Waterford on West Century
1000 West Century Avenue
Bismarck, ND 58503

Crosby
107 North Main Street
Crosby, ND 58730

Ellendale
83 Main Street
Ellendale, ND 58436

Fargo
3137 32nd Avenue SW
Fargo, ND 58103

Garrison
92 North Main
Garrison, ND 58540

Kenmare
103 1st Avenue SE
Kenmare, ND 58746

Linton
104 North Broadway
Linton, ND 58552

Stanley
210 South Main
Stanley, ND 58784

Watford City
205 North Main
Watford City, ND 58854

Minneapolis
333 South Seventh Street
Minneapolis, MN 55402

Phoenix
2725 East Camelback Road
Suite 200
Phoenix, AZ 85016

BNC Asset Management, Inc.:

Offices:
116 North 4th Street
Bismarck, ND 58501

3137 32nd Avenue SW
Fargo, ND 58103

333 South Seventh Street
Minneapolis, MN 55402

BNC Insurance, Inc.

Offices:
116 North 4th Street
Bismarck, ND 58501

322 East Main
Bismarck, ND 58501

104 North Broadway
Linton, ND 58552

100 West Main Street
Mandan, ND 58554

Milne Scali & Company

Offices:
1750 East Glendale Avenue
Phoenix, AZ 85020-5505

4515 South McClintock, Suite 208
Tempe, AZ 85282

14 South Main Street
Cottonwood, AZ 86326

Executive Officers of BNCCORP and Subsidiaries

Tracy Scott, CPA
Chairman of the Board

Gregory K. Cleveland, CPA
President and Chief Executive Officer

Brenda L. Rebel, CPA
Chief Financial Officer

Brad J. Scott
President, BNC National Bank - Bismarck Branch

Shawn Cleveland Goll, CPA
Chief Operating Officer, BNC National Bank

Mark E. Peiler, CFA
Vice President – Investment Officer

Patricia L. Burke
General Counsel

Mark Litton
Chief Credit Officer

Jeffrey Jacobson
President, BNC Asset Management, Inc.

Dale Ely
President, BNC Insurance, Inc.

Thomas Kelly
President, BNC National Bank Minneapolis Branch

Richard W. Milne, Jr.
Chairman of the Board, Milne Scali

Terrence M. Scali
President, Milne Scali

BNCCORP, Inc.
322 East Main Avenue • Bismarck, ND 58501
Tel: 701.250.3040 • www.bnccorp.com

NASDAQ: BNCC